UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2016

On February 10, 2017, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three and nine months ended December 31, 2016. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated February 10, 2017, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2017. The consolidated financial information of the registrant and that of its subsidiary NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary Dimension Data Holdings plc, included in the supplementary data related to the press release, was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three and nine months ended December 31, 2016 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President
Investor Relations Office

Date: February 10, 2017

Financial Results Release	February 10, 2017
For the Nine Months Ended December 31, 2016	[U.S. GAAP	]

Name of registrant	:	Nippon Telegraph and Telephone Corporation (“NTT”)
Code No.	:	9432 (URL http://www.ntt.co.jp/ir/)
Stock exchanges on which the Company’s shares are listed	:	Tokyo
Representative	:	Hiroo Unoura, President and Chief Executive Officer
Contact	:	Takashi Ameshima, Head of IR, Finance and Accounting Department / TEL +81-3-6838-5481
Scheduled filing date of quarterly securities report	:	February 13, 2017
Scheduled date of dividend payments	:	-
Supplemental material on quarterly results	:	Yes
Presentation on quarterly results	:	Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Nine Months Ended December 31, 2016 (April 1, 2016 – December 31, 2016)

Amounts are rounded to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Nine months ended December 31, 2016	8,360,497	(1.6)%	1,318,554	17.0%	1,307,197	16.6%	668,728	10.7%
Nine months ended December 31, 2015	8,495,360	3.8%	1,126,582	23.7%	1,121,168	23.2%	604,064	34.3%

Note: Percentages above represent changes from the corresponding period of the previous fiscal year.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Nine months ended December 31, 2016	325.64	(yen)	—	(yen)
Nine months ended December 31, 2015	286.43	(yen)	—	(yen)

Notes:	1.	Comprehensive income (loss) attributable to NTT:
		For the nine months ended December 31, 2016:	588,306 million yen 12.3%
		For the nine months ended December 31, 2015:	523,808 million yen 3.2%
	2.	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for Basic Earnings per Share Attributable to NTT have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
December 31, 2016	21,024,242	11,278,532	8,883,338	42.3%	4,365.38	(yen)
March 31, 2016	21,035,931	11,240,082	8,833,806	42.0%	4,214.32	(yen)

2.	Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2016	—	50.00	(yen)	—	60.00	(yen)	110.00	(yen)
Year Ending March 31, 2017	—	60.00	(yen)	—	—		—
Year Ending March 31, 2017 (Forecasts)	—	—		—	60.00	(yen)	120.00	(yen)

Note: Change in dividend forecasts: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2017 (April 1, 2016 – March 31, 2017)

	(Millions of yen, except per share amount)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2017	11,410,000	(1.1)%	1,470,000	9.0%	1,440,000	8.3%	770,000	4.4%	376.00	(yen)

Notes:	1.	Percentages above represent changes from the previous fiscal year.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2017: None

*Notes:

(1)	Change in significant consolidated subsidiaries during the nine months ended December 31, 2016 that resulted in changes in the scope of consolidation: Yes

Newly added: One company (NTT Data Services, L.L.C.)

(For further details, please see “Others” on page 8.)

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy

i. Change due to revision of accounting standards and other regulations: None ii. Other change: Yes (For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock)

i. Number of shares outstanding (including treasury stock):

December 31, 2016: 2,096,394,470 shares

March 31, 2016 : 2,096,394,470 shares

ii. Number of shares of treasury stock:

December 31, 2016: 61,440,547 shares

March 31, 2016 : 255,269 shares

iii. Weighted average number of shares outstanding:

For the nine months ended December 31, 2016 : 2,053,571,790 shares

For the nine months ended December 31, 2015 : 2,108,972,712 shares

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for “Number of shares outstanding (common stock)” have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

*	Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date of issuance of this earnings release, the review process on quarterly financial statements required by the Financial Instruments and Exchange Act is still ongoing.

*	Explanation of earnings forecasts and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available to NTT and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2017, please refer to pages 7 and 23.

On Friday, February 10, 2017, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

(Reference)

Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2017 (April 1, 2016 – March 31, 2017)

	(Millions of yen, except per share amount)
	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Year Ending March 31, 2017	475,000	(9.0)%	341,000	(11.2)%	337,000	(11.7)%	290,000	(56.5)%	142.00	(yen)

Note:	1.	Percentages above represent changes from the previous fiscal year.
	2.	Change in non-consolidated financial results forecasts for the fiscal year ending March 31, 2017: Yes

1. Qualitative Information

(1) Qualitative Information Relating to Consolidated Business Results

i.	Consolidated results

Nine-Month Period Ended December 31, 2016 (April 1, 2016 – December 31, 2016)

	(Billions of yen)
	Nine Months Ended December 31, 2015	Nine Months Ended December 31, 2016	Change	Percent Change
Operating revenues	8,495.4	8,360.5	(134.9)	(1.6)%
Operating expenses	7,368.8	7,041.9	(326.8)	(4.4)%
Operating income	1,126.6	1,318.6	192.0	17.0%
Income before income taxes and equity in earnings (losses) of affiliated companies	1,121.2	1,307.2	186.0	16.6%
Net income attributable to NTT	604.1	668.7	64.7	10.7%

During the nine months ended December 31, 2016, pursuant to its Medium-Term Management Strategy, adopted in May 2015, entitled “Towards the Next Stage 2.0,” NTT implemented measures to embark on a profit growth track by accelerating its self-transformation towards becoming a “Value Partner.”

<Efforts to Expand NTT’s Global Business and Increase Profit Generation>

NTT Group seeks to expand and establish its global business as a cornerstone of its business operations and to accelerate profit generation through the following initiatives.

Specifically, NTT Group promoted cross-selling through collaboration among its group companies, including businesses related to global networks, cloud migration, and IT outsourcing, and received orders from California State Teachers’ Retirement System (CalSTRS) and others.

In addition, each NTT Group Company has been resolutely engaged in optimizing services and operations and reducing procurement costs by continuously implementing cost reduction measures and, in order to support the above measures, NTT Group aims to strengthen its group governance and risk management, by increasing the transparency of information regarding group management, further unifying group accounting standards and practices, bolstering cash management, and enhancing collaboration within NTT Group’s global subsidiaries.

Furthermore, in addition to the above measures, NTT Group completed the acquisition of over 98% (asset value base) of Dell Services and inherited their business operations. Through this acquisition, NTT intends to expand its business in each industry mainly in North America and enhance its cloud services and BPO services using cutting-edge technology.

<Efforts to Optimize Domestic Network Businesses and Enhance Profitability>

NTT Group aimed to enhance profit generation of its domestic network businesses by optimizing capital investments and reducing costs. With regard to optimizing capital investments, NTT worked to improve the efficiency of its facility use and reduce procurement costs, in addition to simplifying and streamlining its network systems, and is in the process of reviewing various topics and initiatives aimed at generating profits.

In the regional communications business segment, NTT promoted initiatives for its “Hikari Collaboration Model” and subscriptions for Hikari access services for the “Hikari Collaboration Model” reached 7.85 million. In the mobile communications business segment, NTT launched the “docomo Child Raising Support Program,” a service which supports families with children. In addition, along with the sales of LTE compatible feature phones, NTT worked to enhance profitability by increasing the sales of its “Kake-hodai &Pake-aeru” billing plan through the launch of the “Kake-hodai Light (for feature phones)” and “Keitai Pack” services, for which subscriptions exceeded 35.0 million subscriptions. Through the above efforts, NTT worked to reduce costs beginning with controlling marketing costs.

<Efforts to Achieve Sustainable Growth >

The Japanese government has been developing and implementing a variety of policies centered on the Olympic and Paralympic Games Tokyo 2020 and the Japanese government’s “Vitalization of Local Economies” initiative. NTT Group plans to make use of these opportunities to accelerate migration to the B2B2X model and strengthen measures aimed at creating services that will become the standards of the next generation.

Specifically, through the application of “corevo TM,” NTT Group’s AI related technology, NTT and Seven and I Holdings Co., Ltd. began a joint experiment that readily offers product information in convenience stores to customers’ smartphones. In addition, NTT and the Kansai Economic Federation began conducting demonstration experiments on tourist information solutions through the combination of robots and digital signage.

As a result of these efforts, NTT Group’s consolidated operating revenues for the nine months ended December 31, 2016 were ¥8,360.5 billion (a decrease of 1.6% from the same period of the previous fiscal year), consolidated operating expenses were ¥7,041.9 billion (a decrease of 4.4% from the same period of the previous fiscal year), consolidated operating income was ¥1,318.6 billion (an increase of 17.0% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥1,307.2 billion (an increase of 16.6% from the same period of the previous fiscal year), and net income attributable to NTT was ¥668.7 billion (an increase of 10.7% from the same period of the previous fiscal year).

Notes:	(1)	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.
	(2)	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Olympic and Paralympic Games Tokyo 2020.

ii.	Segment results

Results by business segment are as follows.

Regional Communications Business Segment

Nine-Month Period Ended December 31, 2016 (April 1, 2016 – December 31, 2016)

	(Billions of yen)
	Nine Months Ended December 31, 2015	Nine Months Ended December 31, 2016	Change	Percent Change
Operating revenues	2,520.2	2,434.8	(85.4)	(3.4)%
Operating expenses	2,288.1	2,104.4	(183.7)	(8.0)%
Operating income	232.2	330.5	98.3	42.3%

Operating revenues in the regional communications business segment for the nine-month period ended December 31, 2016 decreased 3.4% from the same period of the previous fiscal year to ¥2,434.8 billion due to, among other things, a decrease in fixed voice-related revenues. On the other hand, operating expenses for the nine-month period ended December 31, 2016 decreased 8.0% from the same period of the previous fiscal year to ¥2,104.4 billion due to efforts to streamline operating expenses, particularly with respect to sales-related expenses in connection with the expansion of the “Hikari Collaboration Model,” in addition to the effect of the change in the depreciation method of property, plant and equipment, among other factors. As a result, segment operating income for the nine-month period ended December 31, 2016 increased 42.3% from the same period of the previous fiscal year to ¥330.5 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2016	As of December 31, 2016	Change	Percent Change
FLET’S Hikari (including Hikari Collaboration Model)(1)	19,259	19,903	644	3.3%
NTT East	10,666	11,078	411	3.9%
NTT West	8,593	8,825	233	2.7%
Hikari Collaboration Model	4,691	7,854	3,163	67.4%
NTT East	3,077	4,846	1,769	57.5%
NTT West	1,615	3,008	1,394	86.3%
Hikari Denwa(2)	17,374	17,655	281	1.6%
NTT East	9,123	9,311	189	2.1%
NTT West	8,252	8,344	92	1.1%

Notes:

(1)	Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.
(2)	Figures for “Hikari Denwa” indicate the number of channels (in thousands), and include wholesale services provided by NTT East and NTT West to service providers.

Long Distance and International Communications Business Segment

Nine-Month Period Ended December 31, 2016 (April 1, 2016 – December 31, 2016)

	(Billions of yen)
	Nine Months Ended December 31, 2015	Nine Months Ended December 31, 2016	Change	Percent Change
Operating revenues	1,675.5	1,570.6	(104.8)	(6.3)%
Operating expenses	1,593.2	1,551.9	(41.3)	(2.6)%
Operating income	82.2	18.7	(63.5)	(77.3)%

Operating revenues in the long distance and international communications business segment for the nine-month period ended December 31, 2016 decreased 6.3% from the same period of the previous fiscal year to ¥1,570.6 billion. This decrease was due to, among other things, a decrease in fixed voice-related revenues and the impact of exchange rate fluctuations on NTT’s overseas businesses, partially offset by an increase in IP/packet communications revenues due to the expansion of the “OCN Hikari” service. On the other hand, operating expenses for the nine-month period ended December 31, 2016 decreased 2.6% from the same period of the previous fiscal year to ¥1,551.9 billion due to efforts to streamline expenses such as sales-related expenses, which was partially offset by the recording of goodwill impairment losses of NTT Group’s global subsidiaries. As a result, segment operating income for the nine-month period ended December 31, 2016 decreased 77.3% from the same period of the previous fiscal year to ¥18.7 billion.

Mobile Communications Business Segment

Nine-Month Period Ended December 31, 2016 (April 1, 2016 – December 31, 2016)

	(Billions of yen)
	Nine Months Ended December 31, 2015	Nine Months Ended December 31, 2016	Change	Percent Change
Operating revenues	3,383.5	3,469.2	85.7	2.5%
Operating expenses	2,700.5	2,629.9	(70.6)	(2.6)%
Operating income	683.0	839.3	156.3	22.9%

Despite a decline in revenues from sales of equipment, operating revenues for the mobile communications business segment for the nine-month period ended December 31, 2016 increased 2.5% from the same period of the previous fiscal year to ¥3,469.2 billion due to a recovery in IP/packet communications revenues resulting from an increase in the number of subscribers to “Kake-hodai & Pake-aeru” and “docomo Hikari,” as well as an increase in revenues from “dmarket” services and from the Smart Life area. On the other hand, despite an increase in revenue-linked expenses in the “docomo Hikari” and Smart Life areas, operating expenses for the nine-month period ended December 31, 2016 decreased 2.6% from the same period of the previous fiscal year to ¥2,629.9 billion due to a decrease in the cost of equipment sold, efforts to streamline costs, and the effect of the change in depreciation method of property, plant and equipment. As a result, segment operating income for the nine-month period ended December 31, 2016 increased 22.9% from the same period of the previous fiscal year to ¥839.3 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2016	As of December 31, 2016	Change	Percent Change
Mobile phone services	70,964	73,588	2,624	3.7%
“Kake-hodai & Pake-aeru”	29,704	35,198	5,494	18.5%
LTE(Xi) services	38,679	42,671	3,992	10.3%
FOMA services	32,285	30,917	(1,368)	(4.2)%

Note:

The number of Mobile phone services subscribers (including LTE (Xi) and FOMA services) includes subscriptions to communication module services.

Data Communications Business Segment

Nine-Month Period Ended December 31, 2016 (April 1, 2016 – December 31, 2016)

	(Billions of yen)
	Nine Months Ended December 31, 2015	Nine Months Ended December 31, 2016	Change	Percent Change
Operating revenues	1,147.8	1,164.6	16.9	1.5%
Operating expenses	1,073.8	1,097.6	23.8	2.2%
Operating income	74.0	67.1	(7.0)	(9.4)%

Despite the impact of exchange rate fluctuations on NTT’s overseas businesses, operating revenues in the data communications business segment for the nine-month period ended December 31, 2016 increased 1.5% from the same period of the previous fiscal year to ¥1,164.6 billion due to, among other things, expansion of NTT’s domestic businesses. On the other hand, operating expenses for the nine-month period ended December 31, 2016 increased 2.2% from the same period of the previous fiscal year to ¥1,097.6 billion due to, among other things, an increase in revenue-linked expenses and the temporary effect of M&A related expenses. As a result, segment operating income for the nine-month period ended December 31, 2016 decreased 9.4% from the same period of the previous fiscal year to ¥67.1 billion.

Other Business Segment

Nine-Month Period Ended December 31, 2016 (April 1, 2016 – December 31, 2016)

	(Billions of yen)
	Nine Months Ended December 31, 2015	Nine Months Ended December 31, 2016	Change	Percent Change
Operating revenues	872.7	889.9	17.2	2.0%
Operating expenses	826.6	830.6	4.0	0.5%
Operating income	46.2	59.3	13.1	28.5%

Operating revenues in the other business segment for the nine-month period ended December 31, 2016 increased 2.0% from the same period of the previous fiscal year to ¥889.9 billion due to an increase in revenues of NTT Group’s real estate business, among other things. On the other hand, operating expenses for the nine-month period ended December 31, 2016 increased 0.5% from the same period of the previous fiscal year to ¥830.6 billion as a result of an increase in revenue-linked expenses. As a result, segment operating income for the nine-month period ended December 31, 2016 increased 28.5% from the same period of the previous fiscal year to ¥59.3 billion.

(2) Qualitative Information Relating to Consolidated Financial Position

Net cash provided by operating activities for the nine-month period ended December 31, 2016 increased ¥43.7 billion (2.6%) from the same period of the previous fiscal year to ¥1,715.8 billion. This increase was due to, among other factors, an increase in operating income.

Net cash used in investing activities increased ¥297.5 billion (22.3%) from the same period of the previous fiscal year to ¥1,630.9 billion. This increase was due to, among other factors, an increase in capital investments.

Net cash used in financing activities increased ¥39.2 billion (8.6%) from the same period of the previous fiscal year to ¥492.9 billion. This increase was due to, among other factors, an increase in stock repurchases by NTT and an increase in stock repurchases by NTT’s subsidiaries.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of December 31, 2016 totaled ¥664.8 billion, a decrease of ¥423.4 billion (38.9%) from the end of the previous fiscal year.

	(Billions of yen)
	Nine Months Ended December 31, 2015	Nine Months Ended December 31, 2016	Change	Percent Change
Cash flows provided by operating activities	1,672.1	1,715.8	43.7	2.6%
Cash flows used in investing activities	(1,333.4)	(1,630.9)	(297.5)	(22.3)%
Cash flows used in financing activities	(453.8)	(492.9)	(39.2)	(8.6)%

(3) Qualitative Information Relating to Consolidated Results Forecasts

There are no changes to the consolidated results forecasts for the fiscal year ending March 31, 2017 announced on November 11, 2016. For the assumptions used in the consolidated results forecasts and other related matters, please see page 23.

2. OTHERS

(1)	Change in significant consolidated subsidiaries during the nine months ended December 31, 2016, that resulted in changes in the scope of consolidation: Yes

On November 2, 2016 (U.S. time), NTT Group completed the acquisition of over 98% (asset value base) of Dell Services and inherited their business operations. As a result, NTT DATA Services, L.L.C. became a specified subsidiary of NTT and was included in the scope of NTT’s consolidated subsidiaries beginning with the nine months ended December 31, 2016.

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy: Yes

Change in depreciation method

NTT and its subsidiaries in Japan traditionally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, NTT and its subsidiaries adopted the straight-line method of depreciation.

As NTT Group plans to complete the expansion of its service areas for fiber-optic services and LTE services in the network business, it has been shifting the focus of its capital investments to improving the efficiency in using facilities while maintaining the current functionality. With respect to network services, NTT has started providing the “Hikari Collaboration Model,” the wholesale provision of fiber-optic access services, which can be used by customers of both fixed-line communications services and mobile communications services in the long-term. Through these efforts, NTT expects the stable usage of property, plant, and equipment going forward.

For these reasons, NTT believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated.

The effect of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to FASB ASC-250, “Accounting Changes and Error Corrections.”

In line with the change in the depreciation method, NTT reviewed the residual carrying amount of property, plant, and equipment and other necessary items and made changes where necessary.

As a result of the change in the depreciation method, depreciation expenses on a consolidated basis for the nine and three months ended December 31, 2016 decreased by ¥185,322 million and ¥58,659 million, respectively. Consolidated net income attributable to NTT and consolidated basic net income attributable to NTT per share for the nine and three months ended December 31, 2016 increased by ¥101,854 million and ¥31,037 million, and ¥49.60 and ¥15.24, respectively.

Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2016, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month discrepancy between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly financial statements. The elimination of this discrepancy was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the nine months ended December 31, 2015 or the year ended March 31, 2016. As a result of this change, NTT’s retained earnings, accumulated other comprehensive income (loss) and noncontrolling interests have decreased by ¥214 million, ¥1,454 million and ¥1,408 million, respectively, in each case as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2016	December 31, 2016	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥1,088,275	¥664,835	¥(423,440)
Short-term investments	33,076	76,430	43,354
Notes and accounts receivable, trade	2,733,116	2,819,785	86,669
Allowance for doubtful accounts	(45,236)	(51,995)	(6,759)
Accounts receivable, other	473,192	513,836	40,644
Inventories	414,581	436,893	22,312
Prepaid expenses and other current assets	469,529	669,999	200,470
Deferred income taxes	260,446	229,758	(30,688)

Total current assets	5,426,979	5,359,541	(67,438)

Property, plant and equipment:
Telecommunications equipment	11,586,812	11,339,964	(246,848)
Telecommunications service lines	15,870,097	15,991,347	121,250
Buildings and structures	6,069,437	6,125,882	56,445
Machinery, vessels and tools	1,996,898	2,026,534	29,636
Land	1,273,209	1,283,818	10,609
Construction in progress	382,196	442,097	59,901

	37,178,649	37,209,642	30,993
Accumulated depreciation	(27,626,728)	(27,666,193)	(39,465)

Net property, plant and equipment	9,551,921	9,543,449	(8,472)

Investments and other assets:
Investments in affiliated companies	515,716	480,591	(35,125)
Marketable securities and other investments	474,247	485,769	11,522
Goodwill	1,229,208	1,279,042	49,834
Software	1,212,482	1,182,624	(29,858)
Other intangible assets	391,977	450,737	58,760
Other assets	1,486,840	1,481,073	(5,767)
Deferred income taxes	746,561	761,416	14,855

Total investments and other assets	6,057,031	6,121,252	64,221

Total assets	¥21,035,931	¥21,024,242	¥(11,689)

	Millions of yen
	March 31, 2016	December 31, 2016	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥129,656	¥361,739	¥232,083
Current portion of long-term debt	476,777	680,010	203,233
Accounts payable, trade	1,572,797	1,220,203	(352,594)
Current portion of obligations under capital leases	14,711	15,081	370
Accrued payroll	430,248	387,734	(42,514)
Accrued taxes on income	249,356	143,625	(105,731)
Accrued consumption tax	83,481	100,796	17,315
Advances received	290,132	317,402	27,270
Deposits received	62,307	298,464	236,157
Other	431,663	431,511	(152)

Total current liabilities	3,741,128	3,956,565	215,437

Long-term liabilities:
Long-term debt (excluding current portion)	3,546,203	3,249,438	(296,765)
Obligations under capital leases (excluding current portion)	27,630	25,606	(2,024)
Liability for employees’ retirement benefits	1,688,611	1,726,582	37,971
Accrued liabilities for point programs	89,003	85,438	(3,565)
Deferred income taxes	166,547	164,794	(1,753)
Other	491,630	480,596	(11,034)

Total long-term liabilities	6,009,624	5,732,454	(277,170)

Redeemable noncontrolling interests	45,097	56,691	11,594

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,879,560	2,868,399	(11,161)
Retained earnings	5,074,234	5,494,755	420,521
Accumulated other comprehensive income (loss)	(57,055)	(138,931)	(81,876)
Treasury stock, at cost	(883)	(278,835)	(277,952)

Total NTT shareholders’ equity	8,833,806	8,883,338	49,532

Noncontrolling interests	2,406,276	2,395,194	(11,082)

Total equity	11,240,082	11,278,532	38,450

Total liabilities and equity	¥21,035,931	¥21,024,242	¥(11,689)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

NINE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2015	2016	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥994,477	¥919,161	¥(75,316)
Mobile voice related services	624,583	651,378	26,795
IP / packet communications services	2,819,532	2,842,376	22,844
Sale of telecommunications equipment	725,765	650,100	(75,665)
System integration	2,212,240	2,123,736	(88,504)
Other	1,118,763	1,173,746	54,983

	8,495,360	8,360,497	(134,863)

Operating expenses:
Cost of services (excluding items shown separately below)	1,733,371	1,751,417	18,046
Cost of equipment sold (excluding items shown separately below)	699,493	654,772	(44,721)
Cost of system integration (excluding items shown separately below)	1,577,673	1,496,570	(81,103)
Depreciation and amortization	1,317,130	1,082,890	(234,240)
Impairment losses
Goodwill	—	53,294	53,294
Other	6,001	12,698	6,697
Selling, general and administrative expenses	2,035,110	1,990,302	(44,808)

	7,368,778	7,041,943	(326,835)

Operating income	1,126,582	1,318,554	191,972

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(32,759)	(28,168)	4,591
Interest income	13,253	13,176	(77)
Other, net	14,092	3,635	(10,457)

	(5,414)	(11,357)	(5,943)

Income before income taxes and equity in earnings (losses) of affiliated companies	1,121,168	1,307,197	186,029

Income tax expense (benefit):
Current	361,071	369,479	8,408
Deferred	(44,969)	55,362	100,331

	316,102	424,841	108,739

Income before equity in earnings (losses) of affiliated companies	805,066	882,356	77,290

Equity in earnings (losses) of affiliated companies	6,160	14,247	8,087

Net income	811,226	896,603	85,377

Less – Net income attributable to noncontrolling interests	207,162	227,875	20,713

Net income attributable to NTT	¥604,064	¥668,728	¥64,664

Per share of common stock*:
Weighted average number of shares outstanding (Shares)	2,108,972,712	2,053,571,790
Net income attributable to NTT (Yen)	¥286.43	¥325.64

*	“Per share of common stock” figures for the nine months ended December 31, 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2015	2016	Increase (Decrease)
Net income	¥811,226	¥896,603	¥85,377
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	(21,679)	1,117	22,796
Unrealized gain (loss) on derivative instruments	(2,714)	(2,415)	299
Foreign currency translation adjustments	(70,289)	(97,527)	(27,238)
Pension liability adjustments	796	8,173	7,377
Total other comprehensive income (loss)	(93,886)	(90,652)	3,234
Total comprehensive income (loss)	717,340	805,951	88,611
Less – Comprehensive income attributable to noncontrolling interests	193,532	217,645	24,113

Total comprehensive income (loss) attributable to NTT	¥523,808	¥588,306	¥64,498

THREE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2015	2016	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥326,908	¥299,845	¥(27,063)
Mobile voice related services	216,851	221,774	4,923
IP / packet communications services	944,229	941,008	(3,221)
Sale of telecommunications equipment	261,967	227,026	(34,941)
System integration	774,941	726,665	(48,276)
Other	381,506	419,851	38,345

	2,906,402	2,836,169	(70,233)

Operating expenses:
Cost of services (excluding items shown separately below)	584,265	598,020	13,755
Cost of equipment sold (excluding items shown separately below)	268,380	248,331	(20,049)
Cost of system integration (excluding items shown separately below)	543,197	510,321	(32,876)
Depreciation and amortization	445,491	366,417	(79,074)
Impairment losses
Goodwill	—	48,823	48,823
Other	2,370	2,501	131
Selling, general and administrative expenses	669,581	669,686	105

	2,513,284	2,444,099	(69,185)

Operating income	393,118	392,070	(1,048)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(10,695)	(8,388)	2,307
Interest income	4,516	4,555	39
Other, net	16,810	22,055	5,245

	10,631	18,222	7,591

Income before income taxes and equity in earnings (losses) of affiliated companies	403,749	410,292	6,543

Income tax expense (benefit):
Current	121,805	122,801	996
Deferred	(33,008)	20,596	53,604

	88,797	143,397	54,600

Income before equity in earnings (losses) of affiliated companies	314,952	266,895	(48,057)

Equity in earnings (losses) of affiliated companies	(1,352)	4,182	5,534

Net income	313,600	271,077	(42,523)

Less – Net income attributable to noncontrolling interests	86,855	78,445	(8,410)

Net income attributable to NTT	¥226,745	¥192,632	¥(34,113)

Per share of common stock:
Weighted average number of shares outstanding (Shares)	2,096,267,098	2,036,936,296
Net income attributable to NTT (Yen)	¥108.17	¥94.57

Consolidated Statements of Comprehensive Income

	Millions of yen
	2015	2016	Increase (Decrease)
Net income	¥313,600	¥271,077	¥(42,523)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	2,477	19,419	16,942
Unrealized gain (loss) on derivative instruments	(1,865)	(406)	1,459
Foreign currency translation adjustments	(38,129)	81,346	119,475
Pension liability adjustments	(311)	2,361	2,672
Total other comprehensive income (loss)	(37,828)	102,720	140,548
Total comprehensive income (loss)	275,772	373,797	98,025
Less – Comprehensive income attributable to noncontrolling interests	80,919	104,680	23,761

Total comprehensive income (loss) attributable to NTT	¥194,853	¥269,117	¥74,264

(3) Consolidated Statements of Cash Flows

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2015	2016	Increase (Decrease)
Cash flows from operating activities:
Net income	¥811,226	¥896,603	¥85,377
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,317,130	1,082,890	(234,240)
Impairment losses	6,001	65,992	59,991
Deferred taxes	(44,969)	55,362	100,331
Losses on disposals of property, plant and equipment	51,667	52,359	692
Gains on sales of property, plant and equipment	(10,734)	(15,488)	(4,754)
Equity in (earnings) losses of affiliated companies	(6,160)	(14,247)	(8,087)
(Increase) decrease in notes and accounts receivable, trade	(124,105)	(73,928)	50,177
(Increase) decrease in inventories	(109,244)	(48,648)	60,596
(Increase) decrease in other current assets	(82,661)	(141,477)	(58,816)
Increase (decrease) in accounts payable, trade and accrued payroll	(272,498)	(232,575)	39,923
Increase (decrease) in accrued consumption tax	(42,449)	19,917	62,366
Increase (decrease) in advances received	46,444	39,665	(6,779)
Increase (decrease) in accrued taxes on income	59,632	(111,666)	(171,298)
Increase (decrease) in other current liabilities	41,649	34,197	(7,452)
Increase (decrease) in liability for employees’ retirement benefits	45,775	38,421	(7,354)
Increase (decrease) in other long-term liabilities	(13,680)	14,007	27,687
Other	(963)	54,387	55,350

Net cash provided by operating activities	¥1,672,061	¥1,715,771	¥43,710

	Millions of yen
	2015	2016	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(935,828)	¥(963,526)	¥(27,698)
Payments for intangibles	(267,884)	(289,330)	(21,446)
Proceeds from sales of property, plant and equipment	37,295	24,531	(12,764)
Payments for purchases of non-current investments	(41,404)	(37,325)	4,079
Proceeds from sales and redemptions of non-current investments	46,312	47,739	1,427
Acquisitions of subsidiaries, net of cash acquired	(119,632)	(318,334)	(198,702)
Payments for purchases of short-term investments	(18,380)	(135,628)	(117,248)
Proceeds from redemptions of short-term investments	17,542	92,695	75,153
Other	(51,453)	(51,735)	(282)

Net cash used in investing activities	(1,333,432)	(1,630,913)	(297,481)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	365,932	159,613	(206,319)
Payments for settlement of long-term debt	(371,625)	(271,613)	100,012
Proceeds from issuance of short-term debt	3,512,490	3,499,192	(13,298)
Payments for settlement of short-term debt	(3,609,513)	(3,269,802)	339,711
Dividends paid	(200,182)	(247,993)	(47,811)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(93,871)	(278,028)	(184,157)
Acquisitions of shares of subsidiaries from noncontrolling interests	(7,710)	(155,124)	(147,414)
Other	(49,313)	70,810	120,123

Net cash used in financing activities	(453,792)	(492,945)	(39,153)

Effect of exchange rate changes on cash and cash equivalents	(1,568)	(12,715)	(11,147)

Net increase (decrease) in cash and cash equivalents	(116,731)	(420,802)	(304,071)

Cash and cash equivalents at beginning of period	849,174	1,088,275	239,101

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries	2,028	(2,638)	(4,666)

Cash and cash equivalents at end of period	¥734,471	¥664,835	¥(69,636)

(4) Going Concern Assumption

None

(5) Business Segments

NINE-MONTH PERIOD ENDED DECEMBER 31

1.	Operating revenues

	(Millions of yen)
	2015	2016	Increase (Decrease)
Regional communications business
External customers	¥2,154,156	¥2,019,725	¥(134,431)
Intersegment	366,079	415,117	49,038

Total	2,520,235	2,434,842	(85,393)

Long distance and international communications business
External customers	1,612,558	1,500,011	(112,547)
Intersegment	62,892	70,630	7,738

Total	1,675,450	1,570,641	(104,809)

Mobile communications business
External customers	3,350,876	3,432,054	81,178
Intersegment	32,625	37,194	4,569

Total	3,383,501	3,469,248	85,747

Data communications business
External customers	1,076,347	1,088,781	12,434
Intersegment	71,441	75,857	4,416

Total	1,147,788	1,164,638	16,850

Other business
External customers	301,423	319,926	18,503
Intersegment	571,319	569,995	(1,324)

Total	872,742	889,921	17,179

Elimination	(1,104,356)	(1,168,793)	(64,437)

Consolidated total	¥8,495,360	¥8,360,497	¥(134,863)

2. Segment profit

	(Millions of yen)
	2015	2016	Increase (Decrease)
Segment profit
Regional communications business	¥232,179	¥330,463	¥98,284
Long distance and international communications business	82,225	18,696	(63,529)
Mobile communications business	683,021	839,336	156,315
Data communications business	74,032	67,063	(6,969)
Other business	46,164	59,310	13,146

Total segment profit	1,117,621	1,314,868	197,247

Elimination	8,961	3,686	(5,275)

Consolidated total	¥1,126,582	¥1,318,554	¥191,972

THREE-MONTH PERIOD ENDED DECEMBER 31

1.	Operating revenues

	(Millions of yen)
	2015	2016	Increase (Decrease)
Regional communications business
External customers	¥713,006	¥667,608	¥(45,398)
Intersegment	126,659	146,801	20,142

Total	839,665	814,409	(25,256)

Long distance and international communications business
External customers	555,991	504,408	(51,583)
Intersegment	22,219	27,388	5,169

Total	578,210	531,796	(46,414)

Mobile communications business
External customers	1,157,153	1,167,597	10,444
Intersegment	11,320	13,615	2,295

Total	1,168,473	1,181,212	12,739

Data communications business
External customers	375,703	375,191	(512)
Intersegment	26,372	27,391	1,019

Total	402,075	402,582	507

Other business
External customers	104,549	121,365	16,816
Intersegment	200,433	200,948	515

Total	304,982	322,313	17,331

Elimination	(387,003)	(416,143)	(29,140)

Consolidated total	¥2,906,402	¥2,836,169	¥(70,233)

2. Segment profit

	(Millions of yen)
	2015	2016	Increase (Decrease)
Segment profit
Regional communications business	¥77,568	¥98,216	¥20,648
Long distance and international communications business	34,625	(23,484)	(58,109)
Mobile communications business	221,855	255,598	33,743
Data communications business	35,847	31,175	(4,672)
Other business	18,529	29,619	11,090

Total segment profit	388,424	391,124	2,700

Elimination	4,694	946	(3,748)

Consolidated total	¥393,118	¥392,070	¥(1,048)

As indicated in “2(3) Change of accounting policy,” effective April 1, 2016, NTT and its subsidiaries in Japan adopted the straight-line method of depreciation and made changes to the residual carrying amount of property, plant, and equipment where necessary.

As a result of the change in depreciation method, segment profit on a consolidated basis for the nine months ended December 31, 2016 increased by ¥66,632 million for “Regional communications business,” ¥5,788 million for “Long distance and international communications business,” ¥109,236 million for “Mobile communications business,” ¥3,977 million for “Other,” decreased by ¥311 million for “Data communications business,” and increased by ¥185,322 million for “total.” Segment profit on a consolidated basis for the three months ended December 31, 2016 increased by ¥15,411 million for “Regional communications business,” ¥1,434 million for “Long distance and international communications business,” ¥39,806 million for “Mobile communications business,” ¥218 million for “Data communications business,” ¥1,790 million for “Other,” and ¥58,659 million for “total.”

(6) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid during the nine months ended December 31, 2016 were as follows:

Resolution	The shareholders’ meeting on June 24, 2016
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥125,768 million
Cash dividends per share	¥60
Record date	March 31, 2016
Date of payment	June 27, 2016

Resolution	The Board of Directors’ meeting on November 11, 2016
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥122,225 million
Cash dividends per share	¥60
Record date	September 30, 2016
Date of payment	December 12, 2016

2. Treasury stock

On May 13, 2016, the board of directors resolved that NTT may acquire up to 68 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from May 16, 2016 through March 31, 2017. Based on this resolution, NTT repurchased 59,038,100 shares of its common stock at ¥267,384 million on June 14, 2016 using the ToSTNeT-3, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

On December 12, 2016, the board of directors resolved that NTT may acquire up to 33 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from December 13, 2016 through June 30, 2017. Based on this resolution, NTT repurchased 2,120,700 shares of its common stock for a total purchase price of ¥10,442 million in December 2016.

NTT also repurchased 7,861,900 shares of its common stock for a total purchase price of ¥39,558 million in January 2017.

(7) Additional Information

Goodwill impairment

As a result of the annual impairment test conducted for the fiscal year ending March 31, 2017, a goodwill impairment loss of ¥48,823 million was recognized during the nine months ended December 31, 2016 for goodwill attributable to the Dimension Data reporting unit in the long distance and international communications business segment. The fair value of the reporting unit was determined using the discount cashflow method.

(8) Subsequent events

For information on NTT’s repurchase of its common stock, see Note 6.

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2016	December 31, 2016
ASSETS
Current assets:
Cash and bank deposits	119	1,700
Accounts receivable, trade	1,573	541
Supplies	337	291
Subsidiary deposits	177,796	—
Other	371,541	489,346

Total current assets	551,369	491,879

Fixed assets:
Property, plant and equipment	150,044	142,606
Intangible fixed assets	16,609	12,681
Investments and other assets
Investments in subsidiaries and affiliated companies	5,083,451	5,069,680
Long-term loans receivable to subsidiaries	1,211,416	1,080,894
Other	39,171	37,403

Total investments and other assets	6,334,039	6,187,977

Total fixed assets	6,500,693	6,343,266

TOTAL ASSETS	7,052,062	6,835,145

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2016	December 31, 2016
LIABILITIES
Current liabilities:
Accounts payable, trade	709	36
Current portion of corporate bonds	170,000	229,722
Current portion of long-term borrowings	106,600	218,600
Short-term borrowings	—	3,243
Accrued taxes on income	601	17,745
Deposits received from subsidiaries	54,113	74,130
Other	24,669	33,740

Total current liabilities	356,693	577,218

Long-term liabilities:
Corporate bonds	686,391	556,706
Long-term borrowings	1,205,874	1,075,074
Long-term borrowings from subsidiaries	50,000	100,000
Liability for employees’ retirement benefits	31,233	32,833
Asset retirement obligations	1,405	1,426
Other	2,540	3,599

Total long-term liabilities	1,977,445	1,769,639

TOTAL LIABILITIES	2,334,138	2,346,857

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	1,108,698	1,157,723
Treasury stock	(883)	(278,835)

Total shareholders’ equity	4,718,591	4,489,664

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(666)	(1,376)

Total unrealized gains (losses), translation adjustments, and others	(666)	(1,376)

TOTAL NET ASSETS	4,717,924	4,488,287

TOTAL LIABILITIES AND NET ASSETS	7,052,062	6,835,145

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) Non-Consolidated Statements of Income

NINE-MONTH PERIOD ENDED DECEMBER 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2015	2016
Operating revenues	386,749	440,604
Operating expenses	93,074	91,364

Operating income	293,675	349,239

Non-operating revenues:
Interest income	11,702	9,453
Lease and rental income	7,894	7,826
Miscellaneous income	890	829

Total non-operating revenues	20,487	18,108

Non-operating expenses:
Interest expenses	9,594	8,897
Corporate bond interest expenses	9,358	7,538
Miscellaneous expenses	4,008	4,921

Total non-operating expenses	22,960	21,356

Recurring profit	291,202	345,990

Special losses	—	48,310

Income before income taxes	291,202	297,680

Income taxes	748	661

Net income	290,454	297,018

(Reference) Major components of operating revenues
Dividends received	288,733	343,634
Revenues from group management	13,876	15,798
Revenues from basic R&D	76,499	74,999

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

February 10, 2017

NTT’s Shares and Shareholders (as of December 31, 2016)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	261	70	5,562	1,512	751	680,540	688,700	—
Total Shares (Units)	6,791,445	3,609,154	79,990	238,572	6,486,588	8,747	3,722,781	20,937,277	2,666,770
%	32.44	17.24	0.38	1.14	30.98	0.04	17.78	100.00	—

Notes:	(1)	The total number of units held by “Domestic Individuals, etc.” includes 614,411 units of treasury stock, and the number of “Shares Representing Less Than One Unit” includes 47 shares of treasury stock. 61,441,147 shares of treasury stock are recorded in the shareholders’ register; the actual number of shares of treasury stock as of December 31, 2016 was 61,440,547.
	(2)	The total number of units held by “Other Domestic Corporations” includes 295 units held in the name of the Japan Securities Depository Center, and the number of “Shares Representing Less Than One Unit” includes 44 shares held in the name of the Japan Securities Depository Center.
	(3)	There were 186,393 shareholders who only own shares representing less than one unit.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	573	256	1,318	2,038	57,864	82,360	544,291	688,700	—
%	0.08	0.04	0.19	0.30	8.40	11.96	79.03	100.00	—
Total Shares (Units)	17,557,394	183,123	264,119	131,027	918,123	544,455	1,339,036	20,937,277	2,666,770
%	83.86	0.87	1.26	0.63	4.39	2.60	6.40	100.00	—

Notes:	(1)	“At Least 1,000 Units” includes 614,411 units of treasury stock, and the number of “Shares Representing Less Than One Unit” includes 47 shares of treasury stock.
	(2)	“At Least 100 Units” includes 295 units held in the name of the Japan Securities Depository Center, and the number of “Shares Representing Less Than One Unit” includes 44 shares held in the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	679,123	32.39
Japan Trustee Services Bank, Ltd. (Trust Account)	85,595	4.08
The Master Trust Bank of Japan, Ltd. (Trust Account)	62,597	2.99
JP Morgan Chase Bank 380055	42,166	2.01
Moxley and Co LLC	28,771	1.37
Japan Trustee Services Bank, Ltd. (Trust Account 9)	26,169	1.25
State Street Bank and Trust Company	24,482	1.17
State Street Bank and Trust Company 505202	20,373	0.97
JP Morgan Chase Bank 385632	19,522	0.93
The Bank of New York Mellon SA/NV 10	17,309	0.83

Total	1,006,110	47.99

Notes:	(1)	Shareholdings is rounded down to the nearest thousand.
	(2)	NTT’s holdings of treasury stock (61,440,547 shares) are not included in the above table.
	(3)	Percentage of Total Shares Issued includes treasury stock.

NTT Financial Results for the Nine Months    Ended December 31, 2016 February 10, 2017

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.    *                “E” in this material represents that the figure is a plan or projection for operation. **                “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.    ***                “3Q” in this material represents the 9-month period beginning on April 1 and ending on December 31.    NTT Financial Results for the Nine Months Ended December 31, 2016 —1— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

FY2016/3Q Highlights Consolidated Results of Operations Operating Revenues :    ¥8,360.5 billion                 (¥134.9 billion [1.6%] decrease year-on-year) Operating Income :    ¥1,318.6 billion                 (¥192.0 billion [17.0%] increase year-on-year) Net Income *1 :    ¥668.7 billion                 (¥64.7 billion [10.7%] increase year-on-year) Overseas Results of Operations Overseas Sales:    Yen-based : ¥1,312.5 billion (¥110.2 billion [7.7%] decrease year-on-year) US dollar-based : US$12.18 billion (US$0.43 billion [3.6%] increase year-on-year) Overseas Operating Income*2: Yen-based : ¥58.9 billion (¥4.5 billion [7.1%] decrease year-on-year) US dollar-based : US$0.55 billion (US$0.02 billion [4.4%] increase year-on-year) *1 Net income represents net income attributable to NTT, excluding noncontrolling interests.    *2 Operating Income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets. *3 In this document, unless otherwise noted, listed numbers are totals for the nine months (from April 1 to December 31). Financial Results for the Nine Months Ended December 31, 2016 —2— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation NTT

FY2016/3Q Topics Expansion of Global Cloud Services ? Cross-selling Order Volume : US$0.82 billion Enhanced Operating Revenues from Network Services ?Expansion of NTT’s user base 73.59 million mobile phone subscribers (net increase of 2.62 million subscribers), including 35.20 million subscribers to “Kake-hodai & Pake-aeru” (net increase of 5.49 million subscribers)    19.90 million FTTH subscribers (net increase of 0.64 million subscribers), including 7.85 million subscribers to the “Hikari Collaboration Model” (opened connections of 3.61 million subscribers (1.40 million new subscribers and 2.20 million subscribers who switched subscriptions from FLET’S Hikari to the Hikari Collaboration Model)) Growing number of Wi-Fi area owners*1: 494                (+101 increase compared to end of FY2015) *1 Total number of large-scale corporate or local government customers. Excludes small-scale restaurants, etc. Shareholder Returns ?Share buybacks (acquired in and after December 2016 *2 ) : ¥50 billion acquired as of the end of January 2017    *2 Aggregate amount: up to ¥150 billion; Total number of shares : up to 33 million shares; Period: December 13, 2016 ~ June 30, 2017 Aggregate amount of FY2016 share buybacks: ¥ 317.4 billion as of the end of January 2017 (¥277.8 billion as of the end of December 2016) Financial Results for the Nine Months Ended December 31, 2016 —3— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation    NTT

FY2016 Contributing Factors by Segment

Operating Revenues **(Year-on-year: (134.9))**

(Billions of yen)

8,495.4
FY2015 4-12
Regional communications business
85.4
Long distance and international communications business
104.8
Mobile communications business
85.7
Data communications business
16.9
Other business *
47.3
〔FY2016 4-12〕
〔2,434.8〕
〔1,570.6〕
〔3,469.2〕
〔1,164.6〕
8,360.5
FY2016 4-12

Operating Income **(Year-on-year : +192.0)**

1,126.6
FY2015 4-12
Regional communications business
98.3
Long distance and international communications business
63.5
Mobile communications business
156.3
Data communications business
7.0
Other business *
7.9
〔FY2016 4-12〕
〔330.5〕
〔18.7〕
〔839.3〕
〔67.1〕
1,318.6
FY2016 4-12

*Includes adjustments such as elimination

—4—

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

FY2016 Contributing Factors by Segment Regional communications business: Operating income increased due to a reduction in the level of decreasing revenues from fixed voice services and cost efficiency improvement, among other things. Long distance and international communications business: Operating revenues decreased due to the impact of exchange rate fluctuations on NTT’s overseas businesses; operating income decreased due to impairment losses and other temporary expenses. Mobile communications business: Operating income increased due to an increase of revenues in the mobile communications and “Smart Life” areas and cost efficiency improvement. Data communications business: Operating income decreased due to temporary M&A-related expenses; sales increased due to overseas organic growth, among other things. Operating Revenues (Year-on-year: (134.9)) (Billions of yen) Regional Long distance and Data communications Mobile international communications Other business communications communications business business * 85.4 business business 47.3 8,495.4 104.8 85.7 16.9 8,360.5 ?FY2016 4-12? ?2,434.8? ?1,570.6? ?3,469.2? ?1,164.6? FY2015 4-12 FY2016 4-12 Operating Income (Year-on-year : +192.0) Mobile Data Long distance and Other Regional communications communications international business * communications business business communications business business 156.3 7.0 7.9 98.3 63.5 1,318.6 1,126.6 ?FY2016 4-12? ?330.5? ?18.7? ?839.3? ?67.1? FY2015 4-12 FY2016 4-12 *Includes adjustments such as elimination Financial Results for the Nine Months Ended December 31, 2016 —4— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation    NTT

Progress of Broadband Services    NTT

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

NTT

Number of Subscribers *1*2

FLET'S ADSL
FLET'S Hikari (including Hikari Collaboration Model)
Hikari Denwa
(Thousands)
22,000
20,000
18,000
16,000
14,000
12,000
0
20,113
1,162
18,951
[1,322]
17,243
20,161
1,125
19,036
[2,348]
17,293
20,248
1,090
19,157
[3,478]
17,335
20,312
1,053
19,259
[4,691]
17,374
20,540
1,019
19,520
[5,912]
17,451
20,691
987
19,704
[6,917]
17,545
20,858
955
19,903
[7,854]
17,655
20,855
896
19,959
[8,541]
17,574
2015.6
2015.9
2015.12
2016.3
2016.6
2016.9
2016.12
2017.3E

Changes from the Preceding Quarter

(Thousands)

—5—

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services Number of Subscribers for Fixed Broadband Services FLET’S FLET’S Hikari ADSL (including Hikari Number of Subscribers *1 * 2 Collaboration Model) (Thousands) Hikari Denwa 22,000 20,691 20,858 20,855 20,312 20,540 20,113 20,161 20,248 896 987 955 20,000 1,053 1,019 1,162 1,125 1,090 19,903 19,959 19,520 19,704 19,036 19,157 19,259 [7,854] [8,541] 18,951 [5,912] [6,917] 18,000 [2,348] [3,478] [4,691] [1,322] 17,574 17,655 16,000 17,545 17,335 17,374 17,451 17,243 17,293 14,000 12,000 2015.6 2015.9 2015.12 2016.3 2016.6 2016.9 2016.12 2017.3E Changes from the Preceding Quarter (Thousands) FY2015 FY2016 FY2015 FY2016E 4-6 7-9 10-12 1-3 4-6 7-9 10-12 4-12 FLET’S Hikari *1 235 85 121 102 261 183 199 644 543 700 Number of opened * 3 810 559 580 669 786 649 672 2,107 2,619 2,700 connections FLET’S ADSL (58) (37) (35) (37) (34) (32) (32) (98) (167) (157) Hikari Denwa *4    * 5 135 50 42 39 77 93 111 281 267 200 *1 Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light, FLET’S Hikari Lightplus, and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and wholesale services (Hikari Collaboration Model) provided by both NTT East and NTT West. *2 Figures in [ ] represent the number of subscribers to “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.    *3 Number of opened connections excludes openings as a result of relocations. *4 Numbers for Hikari Denwa include wholesale services provided to service providers by NTT East and NTT West. *5 Numbers of Hikari Denwa subscribers are presented in thousands of channels. Financial Results for the Nine Months Ended December 31, 2016 —5— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation    NTT

Progress of Broadband Services Number of Subscribers for Mobile Broadband Services Number of Subscribers* (Thousands) LTE(“Xi”) 80,000 FOMA 72,943 73,588 74,800 70,964 71,614 68,494 69,602 70,000 67,532 60,000 32,609 34,504 36,293 38,679 39,893 41,281 42,671 45,100 50,000 40,000 30,000 20,000 34,923 33,989 33,309 32,285 31,721 31,662 30,917 29,700 10,000 0 2015.6 2015.9 2015.12 2016.3 2016.6 2016.9 2016.12 2017.3E Changes from the Preceding Quarter (Thousands) FY2015 FY2016 FY2015 FY2016E 4-6 7-9 10-12 1-3 4-6 7-9 10-12 4-12 LTE(“Xi”)+FOMA 936 962 1,108 1,362 650 1,330 645 2,624 4,368 3,800 * The number of subscribers for Mobile Broadband Services includes communications module service subscribers    Financial Results for the Nine Months Ended December 31, 2016 —6—    Copyright (c) 2017 Nippon Telegraph and Telephone Corporation    NTT

Progress of Broadband Services Number of Subscribers for Video Services FLET’S TV *1 *2 Hikari TV (Thousands) 5,000 4,416 4,442 4,464 4,484 4,492 4,505 4,521 4,516 4,000 1,464 1,489 1,456 1,378 1,398 1,417 1,432 1,445 3,000 2,000 3,038 3,043 3,047 3,052 3,047 3,041 3,032 3,060 1,000 0 2015.6 2015.9 2015.12 2016.3 2016.6 2016.9 2016.12 2017.3E *1 “FLET’S TV” requires a subscription to “FLET’S TV Transmission Services” provided by NTT East and NTT West, and a subscription to SKY Perfect JSAT’s “SKY Perfect JSAT Facility Use Services” broadcast service. *2 Numbers of subscribers to “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.    Financial Results for the Nine Months Ended December 31, 2016 —7— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation    NTT

Financial Information    NTT

NTT

Details of Consolidated Statement of Income

Operating Revenues (Year-on-year: (134.9))

(Billions of yen)

Voice related services revenues
48.5
Fixed voice : (75.3)
Mobile voice : + 26.8
SI revenues and sales of telecommunications equipment
164.2
Systems Integration: (88.5)
Telecommunications equipment: (75.7)
IP/packet communications services revenues
22.8
Other revenues
55.0
8,495.4
8,360.5
FY2015 4-12
FY2016 4-12

Operating Expenses (Year-on-year: (326.8))

7,368.8
232.9
Depreciation expenses and loss on disposal of assets
Expenses for purchase of goods and services and other expenses
106.8
Personnel expenses
49.6
Other expenses
62.4
7,041.9
FY2015 4-12
FY2016 4-12

−8−

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Details of Consolidated Statement of Income Operating (Billions of yen) Revenues (Year-on-year: (134.9)) services Voice related revenues    SI revenues and sales of telecommunications IP/packet 48.5 equipment communications Other revenues services revenues Fixed voice : (75.3) 164.2 55.0 Mobile voice :    + 26.8 22.8 8,495.4 Systems Integration: (88.5)    Telecommunications 8,360.5                 equipment:    (75.7) FY2015 4-12 FY2016 4-12 Operating Expenses (Year-on-year: (326.8)) 232.9 Expenses of goods and for purchase services and other expenses 7,368.8 Personnel expenses Other expenses expenses Depreciation and loss    on 106.8 disposal of assets 49.6 62.4 7,041.9 FY2015 4-12 FY2016 4-12                Financial Results for the Nine Months Ended December 31, 2016 —8— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation    NTT

Details of Consolidated Balance Sheet

(Billions of yen)

March 31, 2016

21,035.9

Assets
21,035.9

- Cash and Cash Equivalents 1,088.3
- Current Assets (except Cash and Cash Equivalents) 4,338.7
- Depreciable Assets (property, plant and equipment) 7,896.5

Liabilities
9,750.8

- Interest-Bearing Debt 4,163.3
- Accounts payable, trade 1,572.8
- Other 45.1

Equity
11,240.1

- Retained earnings 5,074.2
- Treasury Stock (0.9)

December 31, 2016

21,024.2

Assets
21,024.2
[(11.7)]

- Cash and Cash Equivalents 664.8 [(423.4)]
- Current Assets (except Cash and Cash Equivalents) 4,694.7 [+356.0]
- Depreciable Assets (property, plant and equipment) 7,817.5 [(79.0)]

Liabilities
9,689.0
[(61.7)]

- Interest-Bearing Debt 4,497.1 [+333.8]
- Accounts payable, trade 1,220.2 [(352.6)]
- Other 56.7 [+11.6]

Equity
11,278.5
[+38.5]

- Retained earnings 5,494.8 [+420.5]
- Treasury Stock (278.8) [(278.0)]

Details of Consolidated Balance Sheet March 31, 2016 December 31, 2016 (Billions of yen) 21,035.9 21,024.2 Assets Liabilities Assets Liabilities 9,750.8 21,024.2 9,689.0 21,035.9 [(11.7)] [(61.7)] Interest-Bearing Debt Interest-Bearing Debt Cash and Cash 4,163.3 Cash and Cash 4,497.1 Equivalents [+333.8] Equivalents 1,088.3 664.8 Accounts payable, trade [(423.4)] Accounts payable, trade 1,572.8 1,220.2 [(352.6)] Current Assets Other Current Assets Other (except Cash and Cash 45.1 (except Cash and Cash 56.7 [+11.6] Equivalents) Equivalents) 4,338.7 Equity 4,694.7 11,240.1 [+356.0] 11,278.5 Depreciable Assets [+38.5] (property, plant and Depreciable Assets Retained earnings Retained earnings equipment) (property, plant and 5,494.8 5,074.2 equipment) 7,896.5 [+420.5] 7,817.5 Treasury Stock [(79.0)] Treasury Stock (0.9) (278.8) [(278.0)]                Financial Results for the Nine Months Ended December 31, 2016 —9— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation    NTT

Details of Consolidated Cash Flows

Cash flows from operating activities (A)
Cash flows from investing activities (B)
FCF (A) + (B)
Cash flows from financing activities
(Billions of yen)
2,000
1,000
0
(1,000)
(2,000)
1,672.1
1,715.8
+43.7
Increase in net income [+85.4]
(297.5)
Acquisitions/Sales of property, plant, equipment and intangibles [(61.9)]
Acquisitions of subsidiaries [(198.7)]
(1,333.4)
(1,630.9)
(253.8)
338.6
84.9
(453.8)
(492.9)
(39.2)
Increase/Decrease in debt [+220.1]
Acquisition of treasury stock [(184.2)]
Acquisition of shares of subsidiaries [(147.4)]
FY2015 4-12
FY2016 4-12
Increase/Decrease from the same period of the previous fiscal year

—10—

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows Cash flows from Cash flows from FCF Cash flows from operating investing (A) + (B) financing activities activities activities (A) (B) (Billions of yen) 2,000 1,672.1 1,715.8 (297.5) Acquisitions/Sales of property, plant, equipment (253.8) 1,000 and intangibles [(61.9)] Acquisitions of subsidiaries [(198.7)] 338.6 84.9 0 +43.7    (453.8) (492.9) Increase in net income [+85.4] (1,000) (39.2) (1,333.4) Increase/Decrease in debt [+220.1] Acquisition of treasury stock [(184.2)] (1,630.9) Acquisition of shares of subsidiaries [(147.4)] (2,000) Increase/Decrease period of the previous from fiscal the year same    FY2015 4-12 FY2016 4-12 Financial Results for the Nine Months Ended December 31, 2016 —10— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation    NTT

Details of Capital Investment

(Billions of yen)
1,817.5
1,197.3
182.9
95.8
74.1
213.9
191.3
439.3
1,687.2
1,039.4
153.1
88.1
83.6
189.9
162.2
362.5
1,710.0
1,092.3
175.3
105.6
91.5
164.8
155.7
399.4
FY2014 4-12
FY2014
FY2015 4-12
FY2015
FY2016 4-12
FY2016E
Other
NTT DATA (Consolidated)
NTT Communications
NTT West
NTT East
NTT DOCOMO (Consolidated)

—11—

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Details of Capital Investment (Billions of yen) 1,817.5 1,710.0 1,687.2 1,197.3 182.9 175.3 95.8 153.1 Other 74.1 105.6 88.1 NTT DATA (Consolidated) 83.6 91.5 NTT Communications 213.9 NTT West 164.8 189.9 NTT East 191.3 NTT DOCOMO 162.2 155.7 (Consolidated) 439.3 399.4 362.5 FY2014 4-12 FY2015 4-12 FY2016 4-12 FY2014 FY2015 FY2016E Financial Results for the Nine Months Ended December 31, 2016 —11— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation    1,039.4 1,092.3 NTT

Shareholder Returns

NTT

Share Buybacks

(Billions of yen)
120.0
86.2
100.0
366.5
539.4
94.4
200.0
381.7
150.0
406.5
338.1
93.6
417.4*
(Max)
¥317.4 billion of buybacks as of the end of Jan. 2017
FY 1999
FY 2002
FY 2003
FY 2004
FY 2005
FY 2007
FY 2008
FY 2011
FY 2012
FY 2013
FY 2014
FY 2015
Until June 2017 E

Dividends per Share

Pay-out ratio
(Yen)
25
12.3%
30
13.0%
30
17.1%
40
23.0%
45
19.5%
55
27.5%
60
32.3%
60
31.2%
70
38.2%
80
37.2%
85
33.4%
90
38.0%
110
31.4%
120
31.9%
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016 E

Shareholder Returns Share Buybacks (Billions of yen) *    539.4 417.4 406.5 (Max) 366.5 381.7 338.1 ¥317.4 billion of buybacks as of the end 200.0 of Jan. 2017 120.0 100.0 150.0 86.2 94.4 FY 1999 FY 2002 FY 2003 FY 2004 FY 2005 FY 2007 FY 2008 FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 June 2017 E * On December 12, 2016, NTT resolved to acquire up to ¥150 billion in share buybacks. Period of buybacks: December 13, 2016 through June 30, 2017 Dividends per 120 (Yen) Share Pay-out ratio 110 Note: Dividends have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015                90 85 70 80 60 60 55 38.2% 37.2% 38.0% 40 45 32.3% 31.2% 33.4% 31.4% 31.9% 25 30 30 27.5% 23.0% 12.3% 13.0% 19.5% 17.1% FY 2003 FY 2004 FY 2005 FY 2006 FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 FY 2016 E Financial Results for the Nine Months Ended December 31, 2016 —12—    NTT

February 10, 2017

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2016

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the nine months ended December 31, 2016 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Mr. Kenkichi Nakata or Mr. Masaki Akutsu

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2016	December 31, 2016	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	395,419	346,814	(48,604)
Antenna facilities	3,791	3,675	(116)
Terminal equipment	31,807	24,639	(7,168)
Local line facilities	835,446	847,870	12,424
Long-distance line facilities	3,353	3,029	(323)
Engineering facilities	595,052	583,306	(11,745)
Submarine line facilities	872	767	(105)
Buildings	420,792	407,940	(12,851)
Construction in progress	17,626	16,274	(1,351)
Other	263,272	260,055	(3,217)
Total property, plant and equipment	2,567,433	2,494,374	(73,059)
Intangible fixed assets	84,019	80,749	(3,270)
Total fixed assets - telecommunications businesses	2,651,453	2,575,123	(76,330)
Investments and other assets
Other investments and assets	187,503	187,058	(444)
Allowance for doubtful accounts	(913)	(864)	49
Total investments and other assets	186,589	186,194	(395)
Total fixed assets	2,838,043	2,761,317	(76,725)
Current assets:
Cash and bank deposits	8,675	4,326	(4,348)
Notes receivable	—	38	38
Accounts receivable, trade	224,181	237,257	13,075
Supplies	26,221	24,427	(1,794)
Other current assets	341,341	422,066	80,724
Allowance for doubtful accounts	(442)	(387)	55
Total current assets	599,977	687,729	87,751

TOTAL ASSETS	3,438,021	3,449,047	11,025

	(Millions of yen)
	March 31, 2016	December 31, 2016	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	365,835	275,620	(90,215)
Liability for employees’ retirement benefits	235,919	248,762	12,842
Reserve for point services	8,574	10,424	1,850
Reserve for unused telephone cards	8,671	7,890	(781)
Allowance for environmental measures	5,289	5,289	—
Asset retirement obligations	1,092	922	(170)
Other long-term liabilities	23,092	30,475	7,382
Total long-term liabilities	648,475	579,384	(69,090)
Current liabilities:
Current portion of long-term borrowings from parent company	65,120	152,775	87,655
Accounts payable, trade	85,229	40,869	(44,360)
Accrued taxes on income	11,793	8,722	(3,071)
Allowance for environmental measures	2,601	2,600	(0)
Other current liabilities	428,764	391,668	(37,095)
Total current liabilities	593,508	596,635	3,127

TOTAL LIABILITIES	1,241,983	1,176,020	(65,963)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus	1,499,726	1,499,726	—
Earned surplus	357,191	434,341	77,150
Total shareholders’ equity	2,191,918	2,269,068	77,150
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	4,119	3,958	(160)
Total unrealized gains (losses), translation adjustments, and others	4,119	3,958	(160)

TOTAL NET ASSETS	2,196,037	2,273,027	76,989

TOTAL LIABILITIES AND NET ASSETS	3,438,021	3,449,047	11,025

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)	Year ended March 31, 2016
Telecommunications businesses:
Operating revenues	1,194,499	1,149,281	(45,218)	1,585,580
Operating expenses	1,056,798	989,295	(67,503)	1,444,775
Operating income from telecommunications businesses	137,700	159,985	22,285	140,804

Supplementary businesses:
Operating revenues	92,586	87,407	(5,178)	136,726
Operating expenses	78,208	73,617	(4,590)	115,702
Operating income from supplementary businesses	14,378	13,790	(588)	21,024
Operating income	152,079	173,775	21,696	161,828

Non-operating revenues:
Interest income	98	20	(78)	138
Dividends received	3,134	3,222	88	3,169
Gains on sales of fixed assets	7,514	14,403	6,889	7,789
Miscellaneous income	2,145	1,816	(328)	6,415
Total non-operating revenues	12,892	19,464	6,571	17,512

Non-operating expenses:
Interest expenses	3,756	3,547	(209)	4,987
Miscellaneous expenses	515	199	(315)	914
Total non-operating expenses	4,271	3,747	(524)	5,901
Recurring profit	160,699	189,492	28,793	173,439
Special losses	3,758	—	(3,758)	3,758
Income before income taxes	156,940	189,492	32,552	169,681
Income taxes	43,762	52,947	9,184	50,895
Net income	113,177	136,545	23,367	118,786

Note:	* NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2016
Voice transmission services revenues (excluding IP services revenues)	324,683	300,683	(23,999)	(7.4)	427,802
Monthly charge revenues*	242,948	226,876	(16,072)	(6.6)	321,137
Call rates revenues*	23,254	20,181	(3,073)	(13.2)	30,319
Interconnection call revenues*	39,071	34,911	(4,159)	(10.6)	51,118
IP services revenues	646,012	637,542	(8,470)	(1.3)	855,444
Leased circuit services revenues (excluding IP services revenues)	79,845	70,680	(9,164)	(11.5)	103,761
Telegram services revenues	9,545	8,411	(1,134)	(11.9)	12,812
Other telecommunications services revenues	134,412	131,962	(2,449)	(1.8)	185,759

Telecommunications total revenues	1,194,499	1,149,281	(45,218)	(3.8)	1,585,580

Supplementary business total revenues	92,586	87,407	(5,178)	(5.6)	136,726

Total operating revenues	1,287,085	1,236,688	(50,397)	(3.9)	1,722,307

*	Partial listing only

February 10, 2017

FOR IMMEDIATE RELEASE

Financial Results for the Nine Months Ended December 31, 2016

The financial results of Nippon Telegraph and Telephone West Corporation (NTT West) for the nine months ended December 31, 2016 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Junichiro Maekawa or Ryosuke Yamashita

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2016	December 31, 2016	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	371,004	310,245	(60,759)
Antenna facilities	6,224	6,076	(148)
Terminal equipment	17,166	12,921	(4,245)
Local line facilities	993,040	1,021,196	28,155
Long-distance line facilities	2,138	1,786	(352)
Engineering facilities	530,501	517,726	(12,774)
Submarine line facilities	3,587	3,245	(342)
Buildings	327,911	313,801	(14,110)
Construction in progress	18,488	21,438	2,949
Other	220,696	218,338	(2,357)
Total property, plant and equipment	2,490,761	2,426,777	(63,984)
Intangible fixed assets	65,914	65,056	(858)
Total fixed assets - telecommunications businesses	2,556,676	2,491,833	(64,842)
Investments and other assets
Other investments and assets	170,251	173,511	3,259
Allowance for doubtful accounts	(638)	(709)	(71)
Total investments and other assets	169,613	172,802	3,188
Total fixed assets	2,726,289	2,664,636	(61,653)

Current assets:
Cash and bank deposits	21,765	12,816	(8,949)
Notes receivable	—	25	25
Accounts receivable, trade	201,155	201,518	362
Supplies	34,656	31,411	(3,244)
Other current assets	163,910	126,055	(37,854)
Allowance for doubtful accounts	(514)	(433)	81
Total current assets	420,973	371,394	(49,579)

TOTAL ASSETS	3,147,263	3,036,030	(111,233)

	(Millions of yen)
	March 31, 2016	December 31, 2016	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	651,707	611,400	(40,307)
Liability for employees’ retirement benefits	233,574	243,143	9,569
Reserve for point services	4,672	2,310	(2,361)
Reserve for unused telephone cards	8,200	7,461	(738)
Allowance for environmental measures	9,074	9,074	—
Asset retirement obligations	361	361	(0)
Other long-term liabilities	5,544	4,947	(597)
Total long-term liabilities	913,134	878,698	(34,435)
Current liabilities:
Current portion of long-term borrowings from parent company	127,120	132,867	5,747
Accounts payable, trade	70,067	39,524	(30,543)
Short-term borrowings	142,465	84,241	(58,223)
Accrued taxes on income	8,102	*5,036	(3,065)
Allowance for loss on disaster	—	3,625	3,625
Allowance for environmental measures	2,467	2,423	(43)
Asset retirement obligations	—	5	5
Other current liabilities	327,940	306,314	(21,625)
Total current liabilities	678,163	574,039	(104,124)

TOTAL LIABILITIES	1,591,297	1,452,737	(138,560)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus	1,170,054	1,170,054	—
Earned surplus	73,358	100,784	27,426
Total shareholders’ equity	1,555,412	1,582,838	27,426
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	553	454	(99)
Total unrealized gains (losses), translation adjustments, and others	553	454	(99)

TOTAL NET ASSETS	1,555,965	1,583,292	27,327

TOTAL LIABILITIES AND NET ASSETS	3,147,263	3,036,030	(111,233)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)	Year ended March 31, 2016
Telecommunications businesses:
Operating revenues	1,030,033	993,893	(36,140)	1,372,571
Operating expenses	971,660	904,627	(67,032)	1,312,941
Operating income from telecommunications businesses	58,373	89,265	30,892	59,630

Supplementary businesses:
Operating revenues	99,106	99,331	225	155,452
Operating expenses	89,682	91,339	1,657	141,010
Operating income from supplementary businesses	9,424	7,992	(1,432)	14,442
Operating income	67,797	97,257	29,460	74,072

Non-operating revenues:
Interest income	2	9	6	3
Dividends received	1,566	613	(952)	1,568
Miscellaneous income	2,434	1,628	(806)	4,203
Total non-operating revenues	4,004	2,252	(1,752)	5,775

Non-operating expenses:
Interest expenses	7,265	5,477	(1,787)	9,410
Miscellaneous expenses	1,618	132	(1,486)	3,290
Total non-operating expenses	8,884	5,609	(3,274)	12,701
Recurring profit	62,917	93,900	30,982	67,146
Special losses	—	6,055	6,055	—
Income before income taxes	62,917	87,844	24,926	67,146
Income taxes	*16,950	*24,201	7,251	(5,278)
Net income	45,967	63,643	17,675	72,425

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2016
Voice transmission services revenues (excluding IP services revenues)	325,471	300,613	(24,857)	(7.6)	428,645
Monthly charge revenues*	241,923	225,645	(16,278)	(6.7)	319,687
Call rates revenues*	21,682	18,877	(2,805)	(12.9)	28,259
Interconnection call revenues*	42,691	38,044	(4,647)	(10.9)	55,840
IP services revenues	526,823	523,275	(3,547)	(0.7)	702,712
Leased circuit services revenues (excluding IP services revenues)	71,209	65,194	(6,015)	(8.4)	93,383
Telegram services revenues	10,551	9,362	(1,189)	(11.3)	14,088
Other telecommunications services revenues	95,977	95,447	(529)	(0.6)	133,741

Telecommunications total revenues	1,030,033	993,893	(36,140)	(3.5)	1,372,571

Supplementary business total revenues	99,106	99,331	225	0.2	155,452

Total operating revenues	1,129,140	1,093,224	(35,915)	(3.2)	1,528,023

*	Partial listing only

February 10, 2017

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Nine Months Ended December 31, 2016

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the nine months ended December 31, 2016. Please see the following attachments for further details:

I.	Financial Results of NTT Communications Group

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Business Results (Non-Consolidated Operating Revenues)

#     #     #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including a leading global tier-1 IP network, the Arcstar Universal One™ VPN network, reaching 196 countries/regions, and 140 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies, including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Akira Ito or (Mr.) Shinichi Shimizu

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Financial Results of NTT Communications Group

	(Millions of yen)
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	971,795	937,331	(34,464)	(3.5)
Operating expenses	879,024	831,468	(47,556)	(5.4)
Operating income	92,771	105,863	13,092	14.1

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2016	December 31, 2016	Increase (Decrease)

ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	134,315	139,774	5,458
Antenna facilities	1,707	1,641	(66)
Terminal equipment	1,397	1,825	428
Local line facilities	730	1,063	332
Long-distance line facilities	5,759	5,250	(509)
Engineering facilities	51,789	50,444	(1,345)
Submarine line facilities	13,408	11,685	(1,722)
Buildings	199,178	195,936	(3,241)
Construction in progress	28,085	36,895	8,809
Other	91,332	96,975	5,642
Total property, plant and equipment	527,706	541,492	13,786
Intangible fixed assets	101,766	95,686	(6,079)
Total fixed assets - telecommunications businesses	629,472	637,178	7,706
Investments and other assets
Investment securities	135,291	102,212	(33,078)
Investments in subsidiaries and affiliated companies	381,949	388,031	6,082
Other investments and assets	53,283	62,200	8,916
Allowance for doubtful accounts	(207)	(229)	(21)
Total investments and other assets	570,316	552,215	(18,100)
Total fixed assets	1,199,789	1,189,394	(10,394)
Current assets:
Cash and bank deposits	12,607	4,880	(7,727)
Accounts receivable, trade	179,839	178,817	(1,021)
Supplies	9,806	10,632	826
Other current assets	94,874	73,267	(21,607)
Allowance for doubtful accounts	(1,017)	(1,329)	(312)
Total current assets	296,110	266,268	(29,842)

TOTAL ASSETS	1,495,899	1,455,662	(40,236)

	(Millions of yen)
	March 31, 2016	December 31, 2016	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company and subsidiary	199,504	199,694	189
Liability for employees’ retirement benefits	86,722	91,562	4,840
Reserve for point services	547	424	(123)
Reserve for unused telephone cards	3,628	3,301	(326)
Asset retirement obligations	3,296	3,344	48
Other long-term liabilities	10,354	18,198	7,844
Total long-term liabilities	304,053	316,526	12,472
Current liabilities:
Current portion of long-term borrowings from parent company	43,360	41,680	(1,680)
Accounts payable, trade	31,894	18,317	(13,577)
Short-term borrowings	7,766	—	(7,766)
Accrued taxes on income	6,968	*2,628	(4,339)
Allowance for losses on construction	13	3	(10)
Asset retirement obligations	—	1	1
Other current liabilities	179,304	153,497	(25,806)
Total current liabilities	269,307	216,128	(53,179)

TOTAL LIABILITIES	573,360	532,654	(40,706)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763	—
Capital surplus	131,615	131,615	—
Earned surplus	517,436	540,374	22,938
Total shareholders’ equity	860,815	883,753	22,938
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	61,723	38,846	(22,876)
Deferred gains or losses on hedges	—	408	408
Total unrealized gains (losses), translation adjustments, and others	61,723	39,254	(22,468)

TOTAL NET ASSETS	922,538	923,008	469

TOTAL LIABILITIES AND NET ASSETS	1,495,899	1,455,662	(40,236)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)	Year ended March 31, 2016
Telecommunications businesses:
Operating revenues	515,907	522,293	6,386	691,290
Operating expenses	457,198	462,077	4,879	613,093
Operating income from telecommunications businesses	58,709	60,216	1,507	78,196

Supplementary businesses:
Operating revenues	152,314	151,884	(429)	227,018
Operating expenses	144,241	139,001	(5,240)	214,072
Operating income from supplementary businesses	8,072	12,883	4,811	12,946
Operating income	66,781	73,099	6,318	91,143

Non-operating revenues:
Interest income	200	52	(148)	272
Dividends received	12,392	8,160	(4,231)	12,486
Lease and rental income	8,739	8,456	(282)	11,581
Miscellaneous income	856	491	(364)	2,822
Total non-operating revenues	22,188	17,162	(5,026)	27,163

Non-operating expenses:
Interest expenses	1,237	814	(423)	1,514
Lease and rental expenses	4,114	4,111	(3)	5,551
Miscellaneous expenses	530	401	(128)	1,034
Total non-operating expenses	5,881	5,326	(555)	8,100
Recurring profit	83,088	84,935	1,847	110,206
Special losses	—	—	—	5,847
Income before income taxes	83,088	84,935	1,847	104,359
Income taxes	*23,906	*23,555	(350)	32,046
Net income	59,182	61,380	2,198	72,312

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

IV. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2016
Cloud Computing Platforms	51,252	52,435	1,182	2.3	70,029
Data Networks	275,565	286,327	10,762	3.9	369,871
Voice Communications	195,840	190,144	(5,696)	(2.9)	260,329
Applications & Content	28,834	28,037	(797)	(2.8)	38,729
Solution Services	105,119	105,907	787	0.7	162,352
Others	11,608	11,326	(281)	(2.4)	16,997

Total operating revenues	668,221	674,178	5,956	0.9	918,309

February 10, 2017

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Nine Months Ended December 31, 2016

Contents

pages

1. Financial Results Summary (Consolidated)	1

2. Financial Results (Business Segments)	2

3. Financial Results (Holding Company and Subsidiaries)	3-5

4. Operating Data	6-8

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Financial Results Summary (Consolidated)

	(Billions of yen)
	A Nine Months Ended December 31, 2015	B Nine Months Ended December 31, 2016			C Year Ending March 31, 2017 (Forecast)(2)
			Change	Progress
			B-A	B/C
Consolidated (US GAAP)
Operating Revenues	8,495.4	8,360.5	(134.9)	73.3%	11,410.0
Fixed Voice Related Services	994.5	919.2	(75.3)	—	—
Mobile Voice Related Services	624.6	651.4	26.8	—	—
IP/Packet Communications Services	2,819.5	2,842.4	22.8	—	—
Sales of Telecommunications Equipment	725.8	650.1	(75.7)	—	—
System Integration	2,212.2	2,123.7	(88.5)	—	—
Other	1,118.8	1,173.7	55.0	—	—
Operating Expenses	7,368.8	7,041.9	(326.8)	70.8%	9,940.0
Cost of Services (excluding items shown separately below)	1,733.4	1,751.4	18.0	—	—
Cost of Equipment Sold (excluding items shown separately below)	699.5	654.8	(44.7)	—	—
Cost of System Integration (excluding items shown separately below)	1,577.7	1,496.6	(81.1)	—	—
Depreciation and Amortization	1,317.1	1,082.9	(234.2)	—	—
Impairment Losses	6.0	66.0	60.0	—	—
Goodwill	—	53.3	53.3	—	—
Other	6.0	12.7	6.7	—	—
Selling, General and Administrative Expenses	2,035.1	1,990.3	(44.8)	—	—
Operating Income	1,126.6	1,318.6	192.0	89.7%	1,470.0
Income Before Income Taxes	1,121.2	1,307.2	186.0	90.8%	1,440.0
Net Income Attributable to NTT	604.1	668.7	64.7	86.8%	770.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	1,724.5	1,674.9	(49.6)	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	4,054.5	3,947.8	(106.8)	—	—
Loss on Disposal of Property, Plant and Equipment	98.9	100.2	1.3	—	—
Other Expenses	167.8	170.3	2.5	—	—
Total	6,045.6	5,893.1	(152.6)	—	—
EBITDA and EBITDA Margin with Reconciliation
EBITDA (a+b)	2,495.4	2,453.8	(41.6)	79.0%	3,108.0
a Operating Income	1,126.6	1,318.6	192.0	89.7%	1,470.0
b Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,368.8	1,135.2	(233.5)	69.3%	1,638.0
EBITDA Margin [(c/d)X100]	29.4%	29.3%	(0.0) points	—	27.2%
c EBITDA (a+b)	2,495.4	2,453.8	(41.6)	79.0%	3,108.0
d Operating Revenues	8,495.4	8,360.5	(134.9)	73.3%	11,410.0
Capital Investment(1)
Capital Investment	1,039.4	1,092.3	52.9	63.9%	1,710.0
Regional communications business	369.2	345.6	(23.6)	58.9%	587.0
Long distance and international communications business	154.9	168.3	13.4	69.0%	244.0
Mobile communications business	362.5	399.4	36.9	68.3%	585.0
Data communications business	88.1	105.6	17.5	69.0%	153.0
Other business	64.7	73.3	8.6	52.0%	141.0
(Ref.) Core Group Companies
NTT (Holding Company)	6.6	7.6	1.0	42.4%	18.0
NTT East	162.2	155.7	(6.5)	57.7%	270.0
NTT West	189.9	164.8	(25.1)	59.9%	275.0
NTT Communications	83.6	91.5	7.8	71.0%	129.0
NTT DOCOMO (Consolidated)	362.5	399.4	37.0	68.3%	585.0
NTT DATA (Consolidated)	88.1	105.6	17.4	69.0%	153.0

Interest-Bearing Liabilities
	As of March 31, 2016	As of December 31, 2016	As of March 31, 2017 (Forecast)(2)
Interest-Bearing Liabilities	4,163.3	4,497.1	4,300.0

Notes:	(1)	Capital Investment figures for domestic access network businesses for “A. Nine Months Ended December 31, 2015”, “B. Nine Months Ended December 31, 2016” and “C. Year Ending March 31, 2017 (Forecast)” are 789.4 billion yen, 800.8 billion yen and 1,253.0 billion yen respectively.

	(2)	Forecasts for the year ending March 31, 2017 have not been changed from those announced in the financial results for the six months ended September 30, 2016.

2.	Financial Results (Business Segments)

	(Billions of yen)
	A Nine Months Ended December 31, 2015	B Nine Months Ended December 31, 2016			C Year Ending March 31, 2017 (Forecast)(2)
			Change	Progress
			B-A	B/C
Business segments(1)
Regional communications business
Operating Revenues	2,520.2	2,434.8	(85.4)	74.2%	3,280.0
Operating Expenses	2,288.1	2,104.4	(183.7)	71.1%	2,960.0
Operating Income	232.2	330.5	98.3	103.3%	320.0
Long distance and international communications business
Operating Revenues	1,675.5	1,570.6	(104.8)	72.7%	2,160.0
Operating Expenses	1,593.2	1,551.9	(41.3)	75.3%	2,060.0
Operating Income	82.2	18.7	(63.5)	18.7%	100.0
Mobile communications business
Operating Revenues	3,383.5	3,469.2	85.7	75.3%	4,610.0
Operating Expenses	2,700.5	2,629.9	(70.6)	71.6%	3,675.0
Operating Income	683.0	839.3	156.3	89.8%	935.0
Data communications business
Operating Revenues	1,147.8	1,164.6	16.9	70.6%	1,650.0
Operating Expenses	1,073.8	1,097.6	23.8	70.8%	1,550.0
Operating Income	74.0	67.1	(7.0)	67.1%	100.0
Other business
Operating Revenues	872.7	889.9	17.2	67.4%	1,320.0
Operating Expenses	826.6	830.6	4.0	66.2%	1,255.0
Operating Income	46.2	59.3	13.1	91.2%	65.0

Notes:	(1)	Figures for each segment include inter-segment transactions.

	(2)	Forecasts for the year ending March 31, 2017 have not been changed from those announced in the financial results for the six months ended September 30, 2016.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A		B		C	[Ref.]
	Nine Months Ended December 31, 2015	Nine Months Ended December 31, 2016			Year Ending March 31, 2017 (Forecast)	Year Ending March 31, 2017 (Forecast when previous 2Q results were announced)
			Change	Progress
			B-A	B/C
NTT (Holding Company) (JPN GAAP)
Operating Revenues	386.7	440.6	53.8	92.8%	475.0	475.0
Operating Expenses	93.0	91.3	(1.7)	68.2%	134.0	134.0
Operating Income	293.6	349.2	55.5	102.4%	341.0	341.0
Non-Operating Revenues	20.4	18.1	(2.3)	72.4%	25.0	25.0
Non-Operating Expenses	22.9	21.3	(1.6)	73.6%	29.0	29.0
Recurring Profit	291.2	345.9	54.7	102.7%	337.0	337.0
Net Income	290.4	297.0	6.5	102.4%	290.0	317.0
NTT East (JPN GAAP)
Operating Revenues	1,287.0	1,236.6	(50.3)	74.8%	1,653.0	1,653.0
Voice Transmission Services (excluding IP)(1)	324.6	300.6	(23.9)	76.5%	393.0	393.0
IP Services	646.0	637.5	(8.4)	76.0%	839.0	839.0
Leased Circuit (excluding IP)	79.8	70.6	(9.1)	72.9%	97.0	97.0
Other	143.9	140.3	(3.5)	70.3%	324.0	324.0
Supplementary Business	92.5	87.4	(5.1)
Operating Expenses	1,135.0	1,062.9	(72.0)	71.9%	1,478.0	1,478.0
Personnel	72.2	70.5	(1.6)	74.3%	95.0	95.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	721.8	691.4	(30.3)	71.7%	964.0	964.0
Depreciation and Amortization	259.9	220.8	(39.1)	74.9%	295.0	295.0
Loss on Disposal of Property, Plant and Equipment	26.6	24.3	(2.2)	47.8%	51.0	51.0
Taxes and Public Dues	54.3	55.6	1.3	76.3%	73.0	73.0
Operating Income	152.0	173.7	21.6	99.3%	175.0	175.0
Non-Operating Revenues	12.8	19.4	6.5	108.1%	18.0	18.0
Non-Operating Expenses	4.2	3.7	(0.5)	74.9%	5.0	5.0
Recurring Profit	160.6	189.4	28.7	100.8%	188.0	188.0
Net Income	113.1	136.5	23.3	105.0%	130.0	130.0
NTT West (JPN GAAP)
Operating Revenues	1,129.1	1,093.2	(35.9)	73.8%	1,481.0	1,481.0
Voice Transmission Services (excluding IP)(1)	325.4	300.6	(24.8)	76.3%	394.0	394.0
IP Services	526.8	523.2	(3.5)	75.3%	695.0	695.0
Leased Circuit (excluding IP)	71.2	65.1	(6.0)	77.6%	84.0	84.0
Other	106.5	104.8	(1.7)	66.3%	308.0	308.0
Supplementary Business	99.1	99.3	0.2
Operating Expenses	1,061.3	995.9	(65.3)	71.3%	1,396.0	1,396.0
Personnel	67.2	60.3	(6.9)	74.5%	81.0	81.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	674.0	640.9	(33.0)	71.1%	902.0	902.0
Depreciation and Amortization	239.3	215.4	(23.9)	74.5%	289.0	289.0
Loss on Disposal of Property, Plant and Equipment	31.1	29.1	(2.0)	51.1%	57.0	57.0
Taxes and Public Dues	49.5	50.0	0.5	74.7%	67.0	67.0
Operating Income	67.7	97.2	29.4	114.4%	85.0	85.0
Non-Operating Revenues	4.0	2.2	(1.7)	37.5%	6.0	6.0
Non-Operating Expenses	8.8	5.6	(3.2)	51.0%	11.0	11.0
Recurring Profit	62.9	93.9	30.9	117.4%	80.0	80.0
Net Income	45.9	63.6	17.6	122.4%	52.0	52.0

Note:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the nine months ended December 31, 2016 include monthly charges, call charges and interconnection charges of 226.8 billion yen, 20.1 billion yen and 34.9 billion yen for NTT East, and 225.6 billion yen, 18.8 billion yen and 38.0 billion yen for NTT West, respectively.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Nine Months Ended December 31, 2015	B Nine Months Ended December 31, 2016			C Year Ending March 31, 2017 (Forecast)	C Year Ending March 31, 2017 (Forecast when previous 2Q results were announced)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues(1)	668.2	674.1	5.9	73.3%	920.0	920.0
Cloud Computing Platforms	51.2	52.4	1.1	62.4%	84.0	84.0
Data Networks	275.5	286.3	10.7	75.0%	382.0	382.0
Voice Communications	195.8	190.1	(5.6)	77.3%	246.0	246.0
Applications & Content	28.8	28.0	(0.7)	73.8%	38.0	38.0
Solution Services	105.1	105.9	0.7	68.8%	154.0	154.0
Others	11.6	11.3	(0.2)	70.8%	16.0	16.0
Operating Expenses	601.4	601.0	(0.3)	72.2%	832.0	832.0
Personnel	57.1	57.2	0.0	73.4%	78.0	78.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	301.0	284.8	(16.2)	72.2%	628.0	628.0
Communication Network Charges	153.0	168.6	15.6
Depreciation and Amortization	78.6	77.4	(1.2)	73.7%	105.0	105.0
Loss on Disposal of Property, Plant and Equipment	1.9	2.5	0.6	36.4%	7.0	7.0
Taxes and Public Dues	9.5	10.2	0.7	73.5%	14.0	14.0
Operating Income	66.7	73.0	6.3	83.1%	88.0	88.0
Non-Operating Revenues	22.1	17.1	(5.0)	78.0%	22.0	22.0
Non-Operating Expenses	5.8	5.3	(0.5)	66.6%	8.0	8.0
Recurring Profit	83.0	84.9	1.8	83.3%	102.0	102.0
Net Income	59.1	61.3	2.1	85.3%	72.0	72.0
Dimension Data (IFRS)(2)(3)
Operating Revenues	700.5	601.7	(98.8)	74.3%	810.0	835.0
Operating Expenses	698.2	611.5	(86.7)	74.6%	820.0	831.0
Operating Income (4)	2.3	(9.9)	(12.1)	—	(10.0)	4.0
Net Income Attributable to Dimension Data	(1.5)	(26.5)	(25.0)	—	—	—

Notes:	(1)

The following are the main services included in each line item:

— Cloud Computing Platforms: “Data center services” and “Private Cloud (Enterprise Cloud, etc.)”

— Data Networks: “Closed network services (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”

— Voice Communications: “Telephone services” and “VoIP services (050 plus, etc.)”

— Applications & Content: “Application services (Mail services, etc.)”

— Solution Services: “System integration services”

	(2)	Because Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the nine months ended September 30, 2015 are stated under “A. Nine Months Ended December 31, 2015,” its financial results for the nine months ended September 30, 2016 are stated under “B. Nine Months Ended December 31, 2016” and its forecasts for the twelve months ended December 31, 2016 are stated under “C. Year Ending March 31, 2017.”

	(3)	The conversion rate used for Dimension Data figures for the nine months ended December 31, 2016 is USD1.00 = JPY108.57

	(4)

Operating Income for the nine months ended December 31, 2016 under US GAAP was (17.8) billion yen.

This figure does not include Goodwill Impairment Losses because of the recorded period difference noted in (2) above.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Nine Months Ended December 31, 2015	B Nine Months Ended December 31, 2016			C Year Ending March 31, 2017 (Forecast) (1)
			Change	Progress
			B-A	B/C
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	3,383.5	3,469.6	86.1	75.3%	4,610.0
Telecommunications Services	2,099.6	2,225.2	125.6	74.4%	2,989.0
Mobile Communications Services	2,070.2	2,129.1	59.0	74.7%	2,850.0
Voice Revenues	633.4	660.2	26.8	75.2%	878.0
Packet Communications Revenues	1,436.7	1,468.9	32.2	74.5%	1,972.0
Optical-fiber broadband services and other telecommunications services	29.5	96.1	66.6	69.1%	139.0
Equipment Sales	657.8	586.3	(71.5)	81.2%	722.0
Other Operating Revenues	626.0	658.1	32.1	73.2%	899.0
Operating Expenses	2,698.0	2,627.3	(70.7)	71.6%	3,670.0
Personnel	216.4	217.3	0.9	74.7%	291.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	1,754.7	1,754.8	0.1	71.2%	2,463.0
Depreciation and Amortization	457.1	334.4	(122.7)	74.5%	449.0
Loss on Disposal of Property, Plant and Equipment	34.7	41.3	6.5	49.2%	84.0
Communication Network Charges	204.7	247.6	42.9	72.4%	342.0
Taxes and Public Dues	30.3	31.8	1.5	77.7%	41.0
Operating Income	685.5	842.3	156.8	89.6%	940.0
Non-Operating Income (Loss)	(8.1)	3.8	12.0	—	(4.0)
Income Before Income Taxes	677.4	846.2	168.8	90.4%	936.0
Net Income Attributable to NTT DOCOMO	492.4	589.4	97.0	90.0%	655.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	1,145.3	1,180.8	35.5	70.7%	1,670.0
Public & Social Infrastructure	277.5	296.3	18.8	69.6%	426.0
Financial	372.7	370.7	(1.9)	71.3%	520.0
Enterprise & Solutions	280.6	304.0	23.3	74.9%	406.0
Global	382.6	396.7	14.1	69.7%	569.0
Elimination or Corporate	(168.1)	(186.9)	(18.7)	74.5%	(251.0)
Cost of Sales	862.3	874.9	12.6	69.8%	1,253.0
Gross Profit	282.9	305.8	22.9	73.4%	417.0
Selling, General and Administrative Expenses	218.6	231.3	12.6	74.2%	312.0
Operating Income	64.2	74.5	10.2	71.0%	105.0
Non-Operating Income (Loss)	(3.3)	(1.3)	1.9	19.9%	(7.0)
Recurring Profit	60.9	73.1	12.1	74.6%	98.0
Net Income Attributable to Owners of Parent	43.9	45.0	1.1	92.0%	49.0

Note:	(1)	Forecasts for the year ending March 31, 2017 have not been changed from those announced in the financial results for the six months ended September 30, 2016.

4.	Operating Data (Number of Subscribers)

Number of Subscribers

	(in thousands except for Public Telephones)
	A As of March 31, 2016	B As of June 30, 2016	C As of September 30, 2016	D As of December 31, 2016			E As of March 31, 2017 (Forecast)(9)
				F				G
					Change	Progress		Change
					D-A	F/G		E-A
Telephone Subscriber Lines(1)	19,943	19,671	19,413	19,117	(826)	74.4%	18,833	(1,110)
NTT East	9,875	9,740	9,617	9,471	(404)	93.9%	9,445	(430)
NTT West	10,068	9,931	9,796	9,647	(422)	62.0%	9,388	(680)
INS-Net(2)	2,776	2,719	2,661	2,602	(174)	71.0%	2,531	(245)
NTT East	1,414	1,384	1,356	1,325	(89)	74.2%	1,294	(120)
NTT West	1,361	1,334	1,305	1,276	(85)	67.8%	1,236	(125)
Telephone Subscriber Lines + INS-Net	22,718	22,390	22,074	21,719	(999)	73.8%	21,363	(1,355)
NTT East	11,289	11,125	10,973	10,796	(493)	89.6%	10,739	(550)
NTT West	11,429	11,265	11,102	10,923	(506)	62.9%	10,624	(805)
Public Telephones	171,179	168,673	166,120	163,921	(7,258)	84.5%	162,589	(8,590)
NTT East	78,199	76,511	74,846	73,357	(4,842)	69.2%	71,199	(7,000)
NTT West	92,980	92,162	91,274	90,564	(2,416)	151.9%	91,390	(1,590)
FLET’S ISDN	85	83	81	79	(6)	105.7%	79	(6)
NTT East	37	36	35	34	(3)	282.0%	36	(1)
NTT West	48	47	46	45	(4)	70.4%	43	(5)
FLET’S ADSL	1,053	1,019	987	955	(98)	62.4%	896	(157)
NTT East	475	459	444	428	(47)	78.6%	415	(60)
NTT West	577	560	543	527	(51)	52.4%	480	(97)
FLET’S Hikari (including Hikari Collaboration Model)(3)(4)(5)	19,259	19,520	19,704	19,903	644	92.0%	19,959	700
NTT East	10,666	10,839	10,958	11,078	411	102.8%	11,066	400
NTT West	8,593	8,681	8,746	8,825	233	77.5%	8,893	300
(incl.) Hikari Collaboration Model	4,691	5,912	6,917	7,854	3,163	82.2%	8,541	3,850
NTT East	3,077	3,781	4,337	4,846	1,769	82.3%	5,227	2,150
NTT West	1,615	2,131	2,580	3,008	1,394	82.0%	3,315	1,700
Hikari Denwa(6)	17,374	17,451	17,545	17,655	281	140.5%	17,574	200
NTT East	9,123	9,180	9,242	9,311	189	94.3%	9,323	200
NTT West	8,252	8,271	8,302	8,344	92	—	8,252	—
Conventional Leased Circuit Services	232	231	229	227	(6)	71.3%	224	(8)
NTT East	113	112	111	110	(3)	77.8%	109	(4)
NTT West	120	118	118	117	(3)	64.8%	116	(4)
High Speed Digital Services	115	114	112	110	(5)	33.4%	99	(16)
NTT East	59	58	57	56	(3)	62.8%	54	(5)
NTT West	56	56	55	54	(2)	20.1%	45	(11)
NTT Group Major ISPs(7)	11,411	11,360	11,328	11,303	(108)	74.7%	11,266	(145)
(incl.) OCN	8,046	7,969	7,905	7,847	(199)	86.9%	7,817	(229)
(incl.) Plala	3,005	3,024	3,047	3,075	70	128.1%	3,060	55
Hikari TV	3,052	3,047	3,041	3,032	(20)	—	3,060	8
FLET’S TV Transmission Services(6)	1,432	1,445	1,464	1,489	57	239.2%	1,456	24
NTT East	910	917	926	939	29	288.6%	920	10
NTT West	522	528	538	551	29	204.0%	536	14
Mobile Telecommunications Services(8)	70,964	71,614	72,943	73,588	2,624	68.4%	74,800	3,836
(incl.) “Kake-hodai & Pake-aeru” billing plan	29,704	31,586	33,416	35,198	5,494	—	—	—
Telecommunications Services (LTE (Xi))	38,679	39,893	41,281	42,671	3,992	62.2%	45,100	6,421
Telecommunications Services (FOMA (3G))	32,285	31,721	31,662	30,917	(1,368)	52.9%	29,700	(2,585)
sp-mode	32,463	33,082	33,809	34,749	2,286	66.5%	35,900	3,437
i-mode	18,770	18,136	17,416	16,503	(2,267)	67.3%	15,400	(3,370)

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (including subscriptions to the “INS-Net 64 Lite Plan”).

	(3)	Number of “FLET’S Hikari (including Hikari Collaboration Model)” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(4)	The comparative results for the nine months ended December 31, 2016 compared to the year ended March 31, 2016 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West were 1,217 thousand lines and 890 thousand lines, respectively, for a total of 2,107 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West were 826 thousand lines and 579 thousand lines, respectively, for a total of 1,405 thousand lines; and the numbers of switchover lines for NTT East and NTT West were 1,229 thousand lines and 974 thousand lines, respectively, for a total of 2,203 thousand lines.

	(5)	The comparative forecast “As of March 31, 2017” for the year ending March 31, 2017 compared to the results for the year ended March 31, 2016 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West are expected to be 1,550 thousand lines and 1,150 thousand lines, respectively, for a total of 2,700 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West are expected to be 1,000 thousand lines and 700 thousand lines, respectively, for a total of 1,700 thousand lines; and the numbers of switchover lines for NTT East and NTT West are expected to be 1,500 thousand lines and 1,200 thousand lines, respectively, for a total of 2,700 thousand lines.

	(6)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

	(7)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(8)	Number of Mobile Telecommunications Services (including “Telecommunications Services (LTE (Xi))” and “Telecommunications Services (FOMA (3G))”) includes Communication Module Services.

	(9)	Forecasts for the year ending March 31, 2017 have not been changed from those announced in the financial results for the six months ended September 30, 2016.

4.	Operating Data (ARPU)

Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, fixed-line (telephone subscriber lines and INS-NET) and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from LTE(“Xi”) mobile phone services, FOMA mobile phone services and “docomo Hikari” services, that are incurred consistently each month, by the number of active users to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	Three Months Ended June 30, 2016 (From April to June 2016)	Three Months Ended September 30, 2016 (From July to September 2016)	Three Months Ended December 31, 2016 (From October to December 2016)	Nine Months Ended December 31, 2015 (From April to December 2015)	Nine Months Ended December 31, 2016 (From April to December 2016)	Year Ended March 31, 2016	Year Ending March 31, 2017 (Forecast)(10)
NTT East (1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,620	2,620	2,620	2,660	2,620	2,650	2,600
FLET’S Hikari ARPU (6)	5,340	5,280	5,230	5,550	5,280	5,510	5,270
Basic Monthly Charge	3,750	3,720	3,690	3,850	3,710	3,830	3,700
Optional Services	1,590	1,560	1,540	1,700	1,570	1,680	1,570
NTT West (1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,580	2,580	2,580	2,610	2,580	2,610	2,570
FLET’S Hikari ARPU (6)	5,350	5,300	5,260	5,500	5,310	5,470	5,250
Basic Monthly Charge	3,640	3,620	3,590	3,740	3,620	3,720	3,580
Optional Services	1,710	1,680	1,670	1,760	1,690	1,750	1,670
NTT DOCOMO (7)(8)(9)
Aggregate ARPU	4,330	4,420	4,450	4,140	4,400	4,170	4,430
Voice ARPU (LTE(“Xi”)+FOMA)	1,240	1,250	1,280	1,200	1,250	1,210	1,250
Data ARPU	3,090	3,170	3,170	2,940	3,150	2,960	3,180
Packet ARPU (LTE(“Xi”)+FOMA)	2,960	2,990	2,960	2,900	2,970	2,910	2,980
“docomo Hikari” ARPU	130	180	210	40	180	50	200

Notes:	(1)	We compute the following two categories of ARPU for business conducted by each of NTT East and NTT West.

			•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

			•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

			—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West. In addition, “FLET’S Hikari” also includes the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

			—	“FLET’S Hikari” Optional Services includes wholesale services provided to service providers by NTT East and NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and FLET’S Hikari ARPU.

	(3)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	Quarterly Results: Sum of number of active subscribers* for each month in the relevant quarter

			—	Nine-month Results (from April to December): Sum of number of active users* for each month from April to December

			—	FY Results: Sum of number of active subscribers* for each month from April to March

			—	FY Forecast: Sum of number of active subscribers* for each month from April to September and sum of the average expected active number of subscribers from October to March ((number of subscribers at September 30, 2016 + number of expected subscribers at March 31, 2017)/2)x6

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

	(4)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), the number of subscribers is determined based on the number of subscriptions for fixed-line services (Telephone Subscriber Lines + INS-NET Subscriber Lines).

	(5)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(6)	For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers, which includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(7)	The following is the formula we use to compute ARPU for NTT DOCOMO.

			•	Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

			—	Data ARPU= Packet ARPU + “docomo Hikari” ARPU

			—	Voice ARPU: Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users

			—	“docomo Hikari” ARPU: “docomo Hikari” ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users

	(8)	Numbers of active users used in the ARPU calculation of NTT DOCOMO are as below.

			—	Quarterly Results: Sum of number of active users* for each month in the relevant quarter

			—	Nine-month Results (from April to December): Sum of number of active users* for each month from April to December

			—	FY Results/FY Forecast : Sum of number of active users*/expected number of active users* for each month from April to March

*active users = (number of users at end of previous month + number of users at end of current month)/2

	(9)	The number of “users” used to calculate ARPU is the total number of subscriptions, excluding the subscriptions listed below:

		a.	Subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

		b.	Data Plan subscriptions which the customer contracting for such subscription in his/her name also has a subscription for “Xi” services in his/her name.

Note that revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in ARPU calculations.

	(10)	Forecasts for the year ending March 31, 2017 have not been changed from those announced in the financial results for the six months ended September 30, 2016.

4.	Operating Data (Number of Employees)

Number of Employees

	(Persons)
	A As of December 31, 2015	B As of December 31, 2016		C As of March 31, 2017 (Forecast)(2)
			Change
			B-A
NTT Consolidated(1)	249,650	280,600	30,950	271,600
Regional communications business	72,500	73,700	1,200	62,250
Long distance and international communications business	44,200	44,050	(150)	44,600
Mobile communications business	26,700	27,400	700	26,900
Data communications business	80,600	109,950	29,350	113,050
Other business	25,650	25,500	(150)	24,800
Core Group Companies(1)
NTT (Holding Company)	2,800	2,750	(50)	2,750
NTT East	5,150	4,950	(200)	4,750
NTT West	4,600	4,450	(150)	4,400
NTT Communications	6,550	6,450	(100)	6,350
NTT DOCOMO (Consolidated)	26,700	27,400	700	26,900
NTT DATA (Consolidated)	80,600	109,950	29,350	113,050

Notes:	(1)	Starting from the nine-month period ended December 31, 2016, “Number of Employees” includes employees whose contracts were changed from fixed-term contracts to open-ended contracts.

	(2)	Forecasts for the year ending March 31, 2017 have not been changed from those announced in the financial results for the six months ended September 30, 2016.